

03 MAY -1 AM 7:21

April 25, 2003

03022247

**SECURITIES AND EXCHANGE COMMISSION**
Mail Stop 3-9
450-5th Street N.W.
Washington, D.C.
USA 20549

**Attention: International Corporate Finance**

SUPPL

Dear Sirs/Mesdames:

**Re: First Quantum Minerals Ltd. (the "Company") - 12g-82-4461**

We enclose the following information to bring our filings up-to-date:

1. Audited Financial Statements for the fiscal year ended December 31, 2002 along with the Company's Management's Discussion and Analysis.

2. News releases from November 13, 2002 through to March 20, 2003, 02-15 through to 03-05.

3. Material Change Reports dated: January 31, 2003, February 18, 2003, February 20, 2003, March 14, 2003 and March 20, 2003.

4. Short Form Prospectus dated April 9, 2003.

5. Notice of Annual General, Information Circular and Form of Proxy for the Company's annual general meeting being held May 20, 2003.

Thank you for your attention to this matter.

**FIRST QUANTUM MINERALS LTD.**

Per: [signature]

Christine Thomson
Corporate Administrator

PROCESSED
JUN 11 2003
THOMSON FINANCIAL


HEAD OFFICE:
Suite 450-800 West Pender Street,
Vancouver, British Columbia, Canada V6C 2V6
Telephone: 604 688 6577 Facsimile: 604 688 3818
Toll Free: 1 888 688 6577

Website: www.first-quantum.com
E-mail: info@first-quantum.com

U.K. OFFICE:
1st Floor, Mill House, Mill Bay Lane
Horsham, W. Sussex, RH121SS, UK
Telephone: 44 (0) 1403 273484
Facsimile: 44 (0) 1403 273494

E-mail: clive.newall@first-quantum.com

AUSTRALIAN OFFICE:
MAILING ADDRESS: P.O. Box 1407
West Perth, Western Australia 6872

STREET ADDRESS: Level 1, 24 Outram Street
West Perth, Western Australia 6005
Telephone: (618) 9226-5777 Facsimile: (618) 9226-2522

E-mail: fqm@fqm.com.au


MAY -1 AM 7:21

FIRST QUANTUM
MINERALS LTD.

# NEWS RELEASE

02-15
November 13, 2002
www.first-quantum.com

## FIRST QUANTUM CUTS 64 METRES GRADING 7.49% COPPER AT LONSHI COPPER MINE

**First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM")** is pleased to report results from the 2002 drilling campaign at the Company's 100% owned Lonshi copper mine. The drill program was designed to convert resources from the indicated category to the measured category and test both the strike and down dip extension of the Lonshi orebody. The program consisted of 49 drill holes (43 reverse circulation, 6 diamond core holes) totaling 3,440 metres.

### Drilling Highlights

Significant drill intersections are shown below. A drill plan map, geology map, cross section and long section can be reviewed at www.first-quantum.com.

Key: BMCL = reverse circulation drill holes, LDD = diamond core drill holes

| Hole | From (metres) | To (metres) | Intersection (metres) | Total Copper (%) | AsCu Copper (%) |
|---|---|---|---|---|---|
| | | | | | |
| BMCL200 | 58 | 94 | 36 | 7.72 | 7.19 |
| BMCL201 | 48 | 65 | 17 | 4.30 | 3.86 |
| BMCL202 | 39 | 73 | 34 | 7.62 | 7.15 |
| BMCL203 | 33 | 51 | 18 | 3.33 | 3.14 |
| BMCL204 | 45 | 61 | 16 | 6.03 | 5.61 |
| BMCL209 | 53 | 84 | 31 | 3.89 | 3.65 |
| BMCL215 | 13 | 42 | 29 | 5.24 | 4.72 |
| BMCL231 | 19 | 50 | 31 | 4.87 | 4.33 |
| BMCL233 | 8 | 37 | 29 | 3.95 | 3.37 |
| BMCL234 | 16 | 80 | 64 | 7.49 | 6.61 |
| BMCL235 | 11 | 40 | 29 | 7.31 | 6.44 |
| BMCL236 | 21 | 57 | 36 | 3.40 | 2.90 |
| BMCL237 | 20 | 111 | 91 | 3.91 | 3.09 |
| BMCL238 | 33 | 45 | 12 | 6.45 | 6.08 |
| BMCL238 | 58 | 95 | 37 | 3.94 | 3.32 |
| LDD1 | 32 | 46 | 14 | 6.30 | 5.11 |
| LDD1 | 72 | 84 | 12 | 9.21 | 7.30 |
| LDD2 | 104 | 108 | 4 | 11.92 | 0.67 |
| LDD3 | 91 | 93 | 2 | 7.77 | 0.60 |
| LDD4 | 83 | 94 | 11 | 6.26 | 4.86 |
| LDD5 | 80 | 102 | 22 | 6.45 | 5.16 |
| LDD6 | 93 | 98 | 5 | 6.95 | 0.25 |
| | | | | | |

## Review Of Results

The drill program was successful in meeting all of its planned objectives. Infill drilling within the existing resource continued to show the exceptional continuity of the Lonshi ore body. Results from the infill drilling will lead to an upgrade in the existing resource with a majority of indicated category moving to the measured category. Drilling to the south, along strike of the existing resource, was successful in extending the Lonshi ore body by 300 metres and confirmed that copper mineralization is closely associated with synformal geological structures within the prospective Lonshi host formations. This information will play an important role in the further exploration of the Lonshi horizon to the north and south of the existing ore body in 2003. Furthermore, core drilling identified high grade sulphide mineralization (LDD2: 4 metres @ 11.92% Cu, LDD3: 2 metres @ 7.77% Cu, LDD6: 5 metres @ 6.95% Cu) at a depth of approximately 100 metres. An evaluation of the sulphide mineralization will be carried out next year to determine the potential for its future development.

## Assay Procedures

Assays were carried out at Antech in Zimbabwe (accredited laboratory) and at AH Knight Zambia (accredited laboratory) with appropriate quality control procedures. Mike Parker, BSc Project Manager at the Lonshi Poject, with more than 16 years experience in the mining industry, is the Qualified Person responsible for the design and conduct of the work performed.

Further updates on the Lonshi copper deposit including an updated resource estimate will be announced in the near term.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

**2002 Drilling Summary**

A drill plan map, geology map, cross section and long section can be reviewed at www.first-quantum.com.

Key: BMCL = reverse circulation drill holes, LDD = diamond core drill holes

| Hole | Total Depth (metres) | Angle (degrees) | From (metres) | To (metres) | Intersection (metres) | Total Copper (%) | Acid Soluble Copper (%) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| BMCL200 | 94 | -90 | 58 | 94 | 36 | 7.72 | 7.19 |
| BMCL201 | 100 | -90 | 48 | 65 | 17 | 4.30 | 3.86 |
| BMCL201 | 100 | -90 | 95 | 100 | 5 | 2.25 | 2.03 |
| BMCL202 | 80 | -90 | 39 | 73 | 34 | 7.62 | 7.15 |
| BMCL203 | 60 | -90 | 33 | 51 | 18 | 3.33 | 3.14 |
| BMCL204 | 70 | -90 | 45 | 61 | 16 | 6.03 | 5.61 |
| BMCL205 | 84 | -90 | 26 | 41 | 15 | 2.55 | 2.42 |
| BMCL206 | 58 | -90 | 26 | 50 | 24 | 3.07 | 2.78 |
| BMCL207 | 29 | -90 | no significant values | | | | |
| BMCL208 | 95 | -90 | no significant values | | | | |
| BMCL209 | 90 | -90 | 53 | 84 | 31 | 3.89 | 3.65 |
| BMCL210 | 70 | -90 | 38 | 62 | 24 | 2.88 | 2.74 |
| BMCL211 | 57 | -90 | 47 | 52 | 5 | 1.45 | 1.37 |
| BMCL212 | 29 | -90 | NS | | | | |
| BMCL213 | 79 | -90 | 50 | 58 | 8 | 1.36 | 1.27 |
| BMCL214 | 87 | -90 | 54 | 75 | 21 | 2.52 | 2.41 |
| BMCL215 | 50 | -90 | 13 | 42 | 29 | 5.24 | 4.72 |
| BMCL216 | 51 | -90 | 37 | 41 | 4 | 1.88 | 1.81 |
| BMCL217 | 70 | -90 | 54 | 58 | 4 | 1.91 | 1.77 |
| BMCL218 | 60 | -90 | no significant values | | | | |
| BMCL219 | 74 | -90 | 66 | 70 | 4 | 1.64 | 1.59 |
| BMCL220 | 59 | -90 | 51 | 57 | 6 | 1.07 | 0.94 |
| BMCL221 | 40 | -90 | no significant values | | | | |
| BMCL222 | 13 | -90 | no significant values | | | | |
| BMCL223 | 35 | -90 | no significant values | | | | |
| BMCL224 | 59 | -90 | 46 | 54 | 8 | 1.71 | 1.63 |
| BMCL225 | 50 | -90 | 34 | 36 | 2 | 1.27 | 1.09 |
| BMCL226 | 26 | -90 | no significant values | | | | |
| BMCL227 | 50 | -90 | 32 | 33 | 1 | 1.01 | 1.01 |
| BMCL228 | 45 | -90 | no significant values | | | | |
| BMCL229 | 60 | -90 | 35 | 43 | 8 | 1.40 | 1.21 |
| BMCL230 | 70 | -90 | 50 | 51 | 1 | 1.03 | 0.97 |
| BMCL231 | 60 | -90 | 19 | 50 | 31 | 4.87 | 4.33 |
| BMCL232 | 56 | -90 | 25 | 29 | 4 | 1.83 | 1.60 |
| BMCL232 | 56 | -90 | 47 | 56 | 9 | 3.17 | 2.88 |
| BMCL233 | 50 | -90 | 8 | 37 | 29 | 3.95 | 3.37 |
| BMCL234 | 80 | -90 | 16 | 80 | 64 | 7.49 | 6.61 |
| BMCL235 | 50 | -90 | 11 | 40 | 29 | 7.31 | 6.44 |
| BMCL236 | 60 | -90 | 21 | 57 | 36 | 3.40 | 2.90 |
| BMCL237 | 111 | -90 | 20 | 111 | 91 | 3.91 | 3.09 |
| BMCL238 | 95 | -90 | 33 | 45 | 12 | 6.45 | 6.08 |
| BMCL238 | 95 | -90 | 58 | 95 | 37 | 3.94 | 3.32 |
| BMCL239 | 90 | -90 | 77 | 85 | 8 | 3.05 | 2.29 |

| Hole | Total Depth (metres) | Angle (degrees) | From (metres) | To (metres) | Intersection (metres) | Total Copper (%) | Acid Solube Copper (%) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| BMCL240 | 85 | -90 | 22 | 30 | 8 | 4.07 | 3.78 |
| BMCL240 | 85 | -90 | 49 | 56 | 7 | 2.14 | 1.93 |
| BMCL240 | 85 | -90 | 70 | 74 | 4 | 2.84 | 1.63 |
| BMCL241 | 79 | -90 | 55 | 57 | 2 | 1.84 | 1.53 |
| BMCL242 | 57 | -90 | 24 | 27 | 3 | 1.52 | 1.45 |
| BMCL242 | 57 | -90 | 52 | 55 | 3 | 1.13 | 1.06 |
| LDD1 | 96 | -80 | 32 | 46 | 14 | 6.30 | 5.11 |
| LDD1 | 96 | -80 | 66 | 68 | 2 | 1.24 | 0.98 |
| LDD1 | 96 | -80 | 72 | 84 | 12 | 9.21 | 7.30 |
| LDD2 | 125 | -90 | 104 | 108 | 4 | 11.92 | 0.67 |
| LDD3 | 103 | -90 | 75 | 79 | 4 | 2.96 | 2.38 |
| LDD3 | 103 | -90 | 91 | 93 | 2 | 7.765 | 0.60 |
| LDD4 | 110 | -90 | 83 | 94 | 11 | 6.26 | 4.86 |
| LDD5 | 124 | -90 | 80 | 102 | 22 | 6.45 | 5.16 |
| LDD6 | 115 | -90 | 46 | 53 | 7 | 2.12 | 1.59 |
| LDD6 | 115 | -90 | 93 | 98 | 5 | 6.95 | 0.25 |
| | | | | | | | |

FIRST QUANTUM MINERALS LTD.

Lonshi Deposit
Drill Hole Plan

Previous drill holes
232 RC 2002 drill hole
3 DD 2002 drill hole

0
400 M

709800
710000
710200
710400
710600
710800
711000

8543200 N
8543000 N
8542800 N
8542600 N
8542400 N
8542200 N
8542000 N
8541800 N
8541600 N
8541400 N

Section
Long Section

1
2
3
4
5
6

200
201
202
203
204
205
206
207
208
209
210
211
212
213
214
215
216
217
218
219
220
221
222
223
224
225
226
227
228
229
230
231
232
233
234
235
236
237
238
239
240
241
242

SE
NW
8542400E
8542600E
0 M
-50M
-100M
-150 m
201
200
94
31
29
91
238
240
237
236
234
231
81
60
12
238
2002 Drill holes
Previous drill holes
Measured Resource
Potential Additional Resource
0
100 M
FIRST QUANTUM MINERALS LTD.

| Drill Hole | From (m) | To (m) | Intersection (m) | Total Copper (%) | Acid Soluble Copper (%) |
|---|---|---|---|---|---|
| BMCL 201 | 48 | 65 | 17 | 4.30 | 3.86 |
| BMCL 201 | 95 | 100 | 5 | 2.25 | 2.03 |
| BMCL 200 | 58 | 94 | 36 | 7.72 | 7.19 |
| BMCL 94 | 29 | 40 | 11 | 3.61 | 2.99 |
| BMCL 94 | 62 | 70 | 8 | 8.00 | 6.92 |
| BMCL 31 | 44 | 83 | 39 | 7.61 | 4.95 |
| BMCL 29 | 43 | 78 | 35 | 8.19 | 6.34 |
| BMCL 91 | 47 | 78 | 31 | 5.79 | 4.17 |
| BMCL 238 | 33 | 45 | 12 | 6.45 | 6.08 |
| BMCL 238 | 58 | 95 | 37 | 3.94 | 3.32 |
| BMCL 240 | 22 | 30 | 8 | 4.07 | 3.78 |
| BMCL 240 | 70 | 74 | 4 | 2.84 | 1.63 |
| BMCL 237 | 20 | 111 | 91 | 3.91 | 3.09 |
| BMCL 236 | 21 | 57 | 36 | 3.40 | 2.90 |
| BMCL 234 | 16 | 80 | 64 | 7.49 | 6.61 |
| BMCL 231 | 19 | 50 | 31 | 4.87 | 4.33 |
| BMCL 81 | 31 | 65 | 34 | 4.84 | 3.85 |
| BMCL 60 | 39 | 45 | 6 | 2.70 | 1.44 |
| BMCL 12 | 27 | 49 | 22 | 6.07 | 5.76 |

Lonshi Deposit
Long Section

W

E

710250E

710300E

710350E

710400E

0M

-50M

-100M

-150M

LDD-1

LDD-2

215

29m @ 5.24% Cu

14m @ 6.30% Cu

12m @ 9.21% Cu

3.5m @ 11.92% Cu

0

50 M

2002 Drill hole

2001 Measured Resource

2001 Indicated Resource converted to Measured

Resource addition 2002

Current Pit (November 2002)

FIRST QUANTUM MINERALS LTD.

Lonshi Deposit
Open Pit Cross Section

705000E
715000E
8545000N
8540000N

Kundulengu
Mwashia
Upper Roan
Lower Roan
Granite Basement
Lonshi Conglomerate Outcrop/Suboutcrop
Regional Dip
Well-drilled area
Sparsely-drilled area
Synform and Thrust Fault Target
Synformal Axis
Thrust Fault

0
5000 M

FIRST QUANTUM MINERALS LTD.

Lonshi Deposit
Regional Geology



# NEWS RELEASE

02-16

November 21, 2002

www.first-quantum.com

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES**

## FIRST QUANTUM MINERALS APPOINTS AGENTS TO COMPLETE SPECIAL WARRANTS OFFERING

**First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM")** is pleased to announce that it has appointed RBC Capital Markets as lead agent to complete a private placement of Special Warrants of approximately C$17 million on a best efforts basis. Each Special Warrant will entitle the holder to receive one Common Share of First Quantum without payment of additional consideration. The offering is expected to be finalized in December, 2002.

The net proceeds of the offering will be used to assist in funding the development of the Kansanshi copper project in Zambia, in which the Company holds an 80% interest. Any additional net proceeds from the offering will be used for working capital and general corporate purposes.

This news release shall not constitute an offer to sell shares or the solicitation of an offer to buy the securities in any jurisdiction. The Common Shares will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirement.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com



# NEWS RELEASE

02-17

November 28, 2002

www.first-quantum.com

## FIRST QUANTUM MANDATES KEY PLAYERS IN KANSANSHI COPPER PROJECT FINANCING

**First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM")** is pleased to announce the signing of a mandate and indicative term sheet with Standard Bank Group and WestLB AG as "Co-Lead Arrangers and Underwriters" for a limited recourse Export Credit and Commercial debt loan facility of a minimum of US $120 million ("The Loan Facility") for the development of the Kansanshi Copper Project ("Kansanshi") located near Solwezi in Zambia. Standard Bank and WestLB were mandated after a highly competitive bidding and selection process, which clearly indicated the willingness of the project finance banking community to be involved in the debt financing of Kansanshi.

It is intended that the loan facility be structured 50% as a commercial debt facility ("Commercial Facility") and 50% as an export credit facility ("Export Credit Facility") through the Export Credit Insurance Corporation of South Africa.

In addition to this mandate, First Quantum is in advanced discussions with the European Investment Bank (EIB), the financing institution of the European Union, who have expressed a strong interest in participating in financing of the Kansanshi project. The EIB has proposed several alternatives for their participation in Kansanshi which include providing tier one project financing pari passu with the Lead Arrangers; subordinate debt and quasi-equity project participation.

Furthermore, First Quantum has received expressions of interest from a number of multi-lateral development banks, national development banks, specialized equity funds and metal off takers who are willing to provide funding, subordinated to the Loan Facility for the development of the Kansanshi project.

"WestLB was a lender for First Quantum's original Bwana Mkubwa development almost 5 years ago. Their continued confidence in our group is particularly gratifying. We are very pleased to have the Standard Bank Group together with WestLB responsible for the financing of our Kansanshi Project, as they are committed long term investors with a mandate to foster development of projects in Sub-Sahara Africa. We view their participation as an overwhelming vote of confidence for the Kansanshi deposit and the country of Zambia. First Quantum is committed to maintaining the current momentum in bringing the Kansanshi Project into production in 2004. The confidence of these Banks is integral to achieving this timetable. In addition, the Zambian government and our partners, ZCCM, have been highly supportive, to date, in taking the necessary steps to enhance the project's economics."

"As well, we recently retained the Royal Bank of Canada Capital Markets investment division to lead a US $10 million equity issue which will be used for the ongoing development of the Kansanshi project. It is our strategy to provide maximum benefit from the Kansanshi project for existing shareholders by structuring a project finance package that minimizes dilution without compromising financial prudence. The team that has already been established will ensure that the least dilutive and most efficient financing structure will be put in place for both the construction of Kansanshi and its operation after commissioning." commented Philip Pascall, Chairman, First Quantum Minerals.

### About the Kansanshi Project

The Kansanshi project is located approximately 15 kilometres north of Solwezi, in the Northwest Province of Zambia. First Quantum holds an 80% interest in the project with Zambian Consolidated Copper Mines ("ZCCM") holding the remaining 20% interest. Kansanshi hosts an independently calculated open pit mineral resource of 302 million tonnes grading 1.17% copper and 0.17 grams per tonne gold containing 3.5 million tonnes (7.8 billion pounds) copper and 1.6 million ounces of gold.

An independent engineering study, completed by GRD MinProc of Australia, envisions that the Kansanshi project will be developed in two phases. Phase One (years 1-11) will focus predominantly on shallow copper oxide and mixed ores.

Annual production will average 94,000 tonnes (207 million pounds) of copper and 42,000 ounces of gold. Phase One cash costs have been estimated at $0.35 per pound of copper, net of gold credits. The mineable resource for Phase One is 73 million tonnes grading 1.74% copper and 0.27 gram per tonne gold contained within the global resource of 302 million tonnes grading 1.17% copper and 0.17 gram per tonne gold.

A Definitive Feasibility Study is scheduled to be completed in the fourth quarter of 2002, which will consider all aspects of the development of a new, large scale open pit mine at Kansanshi. First Quantum's objective is to develop an operation that recognizes the changing physical nature of the Kansanshi ore body with depth, and consequently minimize capital expenditures and maximize profitability.

**About Standard Bank Group**

Through an expanding international network the Standard Bank Group offers a range of specialist banking services and promotes trade, investment and business flows with an emerging market focus on a worldwide basis. The bank is a leading participant in trade finance and project finance with a strong mining capability based in London. Utilizing its strengths in Africa, North and South America, the Far East and Eastern Europe, the bank offers flexible pre and post export financing for commodities and capital goods. In addition, Standard Bank London trades in precious and base metals, provides a full range of Treasury products, and is active in mining finance and advisory services. The bank is involved in the sovereign debt market and in corporate debt trading on an international basis. The *Banker* magazine awarded "Bank of the Year 2002 – Africa" to the Standard Bank Group.

**About WestLB AG**

WestLB AG is a focused European wholesale bank operating on an international scale. With Group total assets of approximately € 405 billion, WestLB is Germany's 4th largest banking group. The bank offers a wide range of products tailored specifically to the needs of major corporate clients. WestLB has been recognized by *Treasury Management International* magazine as "Best Bank" in the Project Finance Category while *Infrastructure Journal* voted them "Arranger of the Year" in Europe, the Middle East and Africa.

**About European Investment Bank ("EIB")**

EIB's chief remit is the balanced development of the European Union ("EU"). On average, therefore, more than two thirds of EIB's individual loans help to finance a wide range of projects in regions lagging behind in their development or contending with structural problems. Since the 1960's, the EIB has been an active participant in the cooperation policies pursued by the EU in some 150 countries outside the EU, in particular in Africa in the framework of successive EU/ACP Lomé Conventions and under the Cotonou Agreement which will enter into force in early 2003.The EIB is the leading non-sovereign AAA issuer worldwide. The EIB works in close cooperation with the banking sector, both with respect to its capital market operations and lending activity. In the Zambian mining sector, EIB has already signed a EUR 14 million , 6 year facility, for Bwana Mkubwa Mining Limited, First Quantum wholly owned Zambian subsidiary company.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**

**12g3-2b-82-4461**

**Listed in Standard and Poor's**
**Sedar Profile #00006237**

"G. Clive Newall"

**G. Clive Newall**
**President**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com


FIRST QUANTUM
MINERALS LTD.

# NEWS RELEASE

02-18

December 6, 2002

www.first-quantum.com

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES**

## FIRST QUANTUM MINERALS FIXES PRICE FOR CDN $17.875 MILLION SPECIAL WARRANTS OFFERING

**First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM")** is pleased to announce that further to the Company's news release dated November 21, 2002, it will complete a private placement of 5.5 million Special Warrants at $3.25 per Special Warrant to raise approximately CDN $17.875 million. Each Special Warrant will entitle the holder to receive one Common Share of First Quantum without payment of additional consideration. The offering is expected to be completed on December 19, 2002. Completion of the private placement is subject to certain conditions including the receipt of all necessary regulatory approvals. RBC Capital Markets is the lead agent for the syndicate of underwriters involved in the private placement.

The net proceeds of the offering will be used to assist in funding the development of the Kansanshi copper project in Zambia, in which the Company holds an 80% interest, working capital at the Bwana Mkubwa copper operation and general corporate purposes.

This news release shall not constitute an offer to sell shares or the solicitation of an offer to buy the securities in any jurisdiction. The Special Warrants and the Common Shares will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirement.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com



# NEWS RELEASE

02-19

December 19, 2002

www.first-quantum.com

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES**

## FIRST QUANTUM MINERALS CLOSES CDN $17.875 MILLION SPECIAL WARRANTS OFFERING

**First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM")** is pleased to announce that further to the Company's news releases dated November 21 and December 9, 2002, it has completed a private placement of 5.5 million Special Warrants at $3.25 per Special Warrant to raise gross proceeds of CDN $17.875 million. RBC Capital Markets was the lead agent for the syndicate of underwriters which included Canaccord Capital Corporation and Haywood Securities Inc.

Each Special Warrant entitles the holder to receive one Common Share of First Quantum without payment of additional consideration. The Company has undertaken to file and obtain receipts for a final prospectus, in the appropriate jurisdictions, to qualify the distribution of the Common Shares. In the event that the prospectus qualification does not occur on or before April 18, 2003, all Special Warrants exercised thereafter will entitle the holders to receive 1.1 Common Shares without payment of additional consideration.

The net proceeds of the offering will be used to further advance the development of the Kansanshi copper project in Zambia, working capital at the Bwana Mkubwa copper operation and general corporate purposes.

This news release shall not constitute an offer to sell shares or the solicitation of an offer to buy the securities in any jurisdiction. The Special Warrants and the Common Shares will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirement.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com


Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995.* Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.



FIRST QUANTUM
MINERALS LTD.

# NEWS RELEASE

03-01

January 13, 2003

www.first-quantum.com

## FIRST QUANTUM INCREASES LONSHI MINE RESOURCE TO 356,000 TONNES OF COPPER

**First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM")** is pleased to announce a new independently estimated copper resource at its Lonshi copper mine. The open pit resource at Lonshi has increased from 295,000 tonnes (650 million pounds) to 356,000 tonnes (785 million pounds) of contained copper. The deposit remains open to depth and additional targets have been identified within synformal geological structures along the prospective Lonshi host formations to the North and South of the existing resource.

| Resource Category | Ore (tonnes) | Total Copper Grade (%) | Acid Soluble Copper Grade (%) | Total Contained Copper (tonnes) | Acid Soluble Contained Copper (tonnes) |
|---|---|---|---|---|---|
| | | | | | |
| Measured (M) | 6,952,310 | 5.01 | 4.22 | 348,311 | 293,387 |
| Indicated (I) | 310,088 | 2.62 | 2.25 | 8,124 | 6,977 |
| | | | | | |
| **Total (M & I)** | **7,262,398** | **4.91** | **4.14** | **356,435** | **300,364** |
| | | | | | |
| Inferred | 152,241 | 5.07 | 4.28 | 7,719 | 6,516 |
| | | | | | |

"We are very pleased with the result of our 2002 drilling campaign which added approximately 60,000 tonnes of copper to the Lonshi resource. Approximately ninety-seven percent of the resource is classified in the measured category which will allow for detailed mine planning for many years in the future. In addition, our understanding of the Lonshi deposit has improved and this has had a major impact on our exploration efforts both along strike of the Lonshi orebody and regionally within the Congo pedicle. In 2003, we will carry out additional exploration drilling for oxide mineralization along strike as well as at depth to evaluate the exciting potential of the high grade sulphide mineralization identified in 2002 (LDD2: 4 metres @ 11.92% Cu, LDD3: 2 metres @ 7.77% Cu, LDD6: 5 metres @ 6.95% Cu)." commented Alan Stephens, Vice President of Exploration.

The resource is based upon the results of 9,187 metres of drilling in 187 drill holes (134 reverse circulation, 16 diamond core, 37 Aircore) utilizing a 0.8% acid soluble copper cut-off grade. The orebody was modeled to a depth of approximately 130 metres. The resource was calculated by M.G. Hanssen of Digital Mine Services in Zimbabwe. Mike Parker, BSc., First Quantum's Project Manager at the Lonshi Mine, with more than 16 years experience in the mining industry, is the Qualified Person responsible for the design and conduct of the work performed. The new resource estimate has been prepared and classified in accordance with the standards established under National Instrument 43-101.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com



# NEWS RELEASE

03-02

February 18, 2003

www.first-quantum.com

## FIRST QUANTUM REPORTS RESULTS FROM GRDMinproc DEFINITIVE FEASIBILITY STUDY ON THE KANSANSHI COPPER-GOLD DEPOSIT

(All figures expressed in United States dollars)

**First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM")** is pleased to announce the results of the Definitive Feasibility Study ("DFS"), dated December 2002, for Phase One development of First Quantum's 80% owned Kansanshi copper-gold project. The Study was conducted and compiled by GRDMinproc Limited ("Minproc") of Perth, Western Australia.

**Economic Highlights**

The following results have been estimated by Minproc on a 100% project basis:

| **Net Present Value Calculation**, Phase One, Years 1-16 only (before tax, 100% equity basis) | | | | | |
|---|---|---|---|---|---|
| Capital Cost (owner mining, excluding power line) | | | $ 163.4 million | | |
| Gold Price | | | $ 330 per ounce | | |
| | DFS | Sensitivity Analysis | | | |
| Copper Price (US$/lb) | $0.72 | $0.75 | $0.80 | $0.85 | $0.90 |
| discount rate of 10% | $228 million | $277 million | $358 million | $439 million | $520 million |
| discount rate of 15% | $135 million | $171 million | $230 million | $289 million | $348 million |
| discount rate of 20% | $76 million | $103 million | $148 million | $193 million | $237 million |
| Internal Rate of Return | 32.6% | 36.8% | 43.5% | 50.0% | 56.4% |
| Payback Period | 4.2 years | 2.8 years | 2.3 years | 2.0 years | 1.8 years |

Philip Pascall, Chairman and CEO commented, "We are very pleased with the outcome of the GRDMinproc Definitive Feasibility Study which demonstrates the robust economics of the Kansanshi deposit. The project will employ approximately 1,300 construction personnel at its peak, with an operating workforce of approximately 600, including all contractors to the project. The development of Kansanshi will provide a long lasting benefit to the city of Solwezi and the surrounding communities in the Northwestern Province including an improvement to infrastructure and services. The Kansanshi project will also act as a catalyst for further private and public sector investment in the area. It is our strategy to provide maximum benefit from the Kansanshi project for existing shareholders by structuring a project finance package that minimizes dilution without compromising financial prudence. The project financing team that has been established, including the Standard Bank Group, West LB AG and the European Investment Bank, will ensure that the least dilutive and most efficient financing structure will be put in place for both the construction of Kansanshi and its operation after commissioning. Subject to the approval of First Quantum's Board of Directors, finalizing of the development framework with the Government of the Republic of Zambia ("GRZ") and the completion of favorable project financing, we expect to begin construction in the second quarter of 2003 with commissioning and commercial operation beginning in the fourth quarter of 2004. We are very pleased with the support that we have received from President Mwanawasa and we look forward to working with the GRZ in a joint effort to expedite the construction of Kansanshi. First Quantum Minerals is a committed long term investor in Zambia and we believe that the development of new low cost copper deposits will play an increasingly important role in the future of Zambia's copper industry.".

## Project Overview

The Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the DFS. Phase One development (years 1-16) will focus on open pit mining and processing of shallow oxide and mixed ores, although significant quantities of primary sulphide ore will also be treated. Measured and indicated mineral resources at a 0.5% copper cut-off total 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold, while Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold.

For the first three years of operation, 4.0 million tonnes per year of oxide and mixed ore and 2.1 million tonnes per year of sulphide ore will be mined from two deposits within the project area. Ore treatment is flexible to allow for variations in ore type, and includes conventional crushing, milling, flotation, acid leaching and SX-EW to produce approximately 60,000 tonnes per year of copper cathode and up to 70,000 tonnes per year of copper in concentrates. As part of the Phase One development, the comminution and flotation circuit will be expanded to handle an additional 3.9 million tonnes per year of sulphide ore in year three. As a consequence, concentrate production increases, while SX-EW cathode copper is maintained at approximately 60,000 tonnes per year until year eleven, before declining as weathered ore types become depleted. Concentrates will be transported to a smelter for further treatment, while the copper cathode will be sold directly to metal dealers. By-product gold is recovered both from a gravity circuit and from copper concentrates.

During the sixteen year, Phase One mine life, Kansanshi will produce 1.6 million tonnes of copper, approximately 44% as copper cathode and 56% as copper in concentrate. Owner mining cash costs will average $0.36 per pound copper over the first 10 years of production and $0.38 per pound of copper over the sixteen year life of Phase One. Gold production will average 25,000 ounces of gold per year.

The expectation is that there will be additional expansions during the life of the operation. Phase Two development (nominally years 17 to 28), will focus on sulphide ores, with the possible construction of a roaster to enable SX-EW copper cathode production to continue at the 60,000 tonne per year level.

The project will employ approximately 1,300 construction personnel at its peak, with an operating workforce of approximately 600, including all contractors to the project.

## Project Highlights

| **Key Data** Phase One, Years 1-16 only | |
|---|---|
| Mine Life – Phase One | 16 years |
| Throughput: | |
| Oxide and Mixed ores | 4.0 million tonnes / year (max) |
| Fresh ores | 2.1 - 6.0 million tonnes / year (range) |
| Ore Mined and Processed | 143 million tonnes |
| Waste Mined | 199 million tonnes |
| Head Grades | |
| Copper | 1.43 % |
| Gold | 0.22 gram / tonne |
| Total Copper Cathode Production | 722,812 tonnes |
| Total Copper Production in Concentrate (paid) | 912,525 tonnes |
| Total Gold Production in Concentrate (paid) | 395,479 ounces |
| Total Copper Recovery | 80.0% |
| Cash Operating Costs after gold credit (owner mining) | $0.38 pound of copper |
| Cash Operating Costs after gold credit (contract mining)* | $0.43 pound of copper |

** included for comparative purposes, if contract mining is utilized initial capital costs for the project will fall to US $143 million.*

## Capital Costs

Pre-production capital costs have been estimated at $163.4 million, comprised of $122.5 million in process plant and infrastructure, $23.6 million in mining equipment, $6.5 million in mine services, $5.7 million in pre-production mining and $5.1 million in owner's costs. Total sustaining and expansion capital over the mine life of Phase One is approximately $118.3 million.

## Minproc Resource and Reserve Calculation

The resources tabulated below have been estimated by Minproc in accordance with National Instrument 43-101, Standards Disclosure for Minerals Projects. Mr. Dan Greig and Ms. Annick Manfrino, both employed by Minproc, are the qualified persons responsible for the resource estimate in this release.

**Kansanshi Mineral Resource**

| Cut-off | Class | Tonnes (Mt) | Copper (%) | Copper (Blbs) | Gold (g/t) | Gold (ozs) |
|---|---|---|---|---|---|---|
| Cu(t) 0.5% | Measured | 93.2 | 1.43 | 2.94 | 0.19 | 569,000 |
| | Indicated | 208.6 | 1.06 | 4.87 | 0.16 | 1,073,000 |
| | Inferred | 111.0 | 1.11 | 2.72 | 0.12 | 428,000 |
| | **Total Measured + Indicated** | **301.8** | **1.17** | **7.81** | **0.17** | **1,642,000** |
| Cu(t) 1.0% | Measured | 48.4 | 2.09 | 2.23 | 0.25 | 389,000 |
| | Indicated | 75.8 | 1.72 | 2.87 | 0.23 | 561,000 |
| | Inferred | 41.2 | 1.81 | 1.64 | 0.14 | 186,000 |
| | **Total Measured + Indicated** | **124.2** | **1.86** | **5.10** | **0.24** | **950,000** |

**Kansanshi Ore Reserve**

| Classification | Leach Ore | | | | Float Ore | | |
|---|---|---|---|---|---|---|---|
| | Ore (Mt) | Total Copper (%) | Acid Soluble Copper (%) | Gold (g/t) | Ore (Mt) | Total Copper (%) | Gold (g/t) |
| Proven | 30.9 | 2.28 | 1.73 | 0.28 | 39.6 | 1.02 | 0.17 |
| Probable | 16.0 | 2.21 | 1.78 | 0.31 | 56.0 | 1.04 | 0.20 |
| **Total Reserve** | **46.9** | **2.25** | **1.75** | **0.29** | **95.6** | **1.03** | **0.19** |

The proven and probable mineral reserve estimate is consistent with Canadian (CIM) and Australian (JORC) reporting standards.

## Environmental Impact and Management

An Environmental Impact Statement (EIS) was prepared as part of the DFS. The EIS addresses the construction, operation and closure of the project and covers all identified significant environmental issues.

## Project Finance

Standard Bank Group and WestLB AG are "Co-Lead Arrangers and Underwriters" for a limited recourse Export Credit and Commercial debt loan facility of a minimum of US $120 million (Loan Facility). It is intended that the loan facility be structured 50% as a commercial debt facility and 50% as an export credit facility through the Export Credit Insurance Corporation of South Africa. First Quantum is also in final discussions with the European Investment Bank (EIB), the financing institution of the European Union, who have expressed a strong interest in participating in financing of the Kansanshi project. The EIB has proposed several alternatives for their participation in Kansanshi which may include providing tier one project financing pari passu with the Lead Arrangers; subordinate debt and quasi-equity project participation. Furthermore, First Quantum has received expressions of interest from a number of multi-lateral

development banks, national development banks, specialized equity funds and metal off takers who are willing to provide funding, subordinated to the Loan Facility for the development of the Kansanshi project.

"We are in the final stages of completing a financing package for Kansanshi with the goal of drawdown and initiation of construction in the second quarter. We have had overwhelming interest and support from our lending syndicate. We expect to deliver a project finance package that is structured to further enhance the already exceptional economics of the Kansanshi deposit" commented Martin Rowley, CFO.

Additional information on the Kansanshi project will be published in the near term.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

**G. Clive Newall**
**President**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com



# NEWS RELEASE

03-03

March 14, 2003

www.first-quantum.com

## FIRST QUANTUM COMPLETES €14 MILLION LOAN FACILITY WITH THE EUROPEAN INVESTMENT BANK FOR BWANA MKUBWA

**First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM")** is pleased to announce the finalization of all conditions precedent for a €14 million term debt facility for its wholly owned subsidiary Bwana Mkubwa Mining Limited ("Bwana Mkubwa") with the European Investment Bank ("EIB"). First disbursement of the facility will be made on 21 March 2003. The EIB debt facility will rank pari passu with the existing Standard Chartered Bank three year project debt which was utilized for the expansion of the Bwana Mkubwa SX/EW facility from an annual production rate of 10,000 tonnes (22 million pounds) of copper cathode to a minimum of 30,000 tonnes (66 million pounds) of copper cathode. The EIB debt facility is a six year facility reflecting the new maturity of the Bwana Mkubwa operations, repayable in equal annual installments of principal and interest commencing in July, 2003. The debt facility incorporates an interest rate linked to the average copper price realized by First Quantum in the preceding financial year. The interest rate ranges from a low of 3.0% at or below copper prices of $1,399 per tonne (US $0.634 per pound) to a high of 12.5% at or above copper prices of $2,400 per tonne (US $1.089 per pound). Based on the current LME copper price of $0.74 per pound, the interest rate payable is 5.5%

"We are very pleased to have the EIB as a lender to our Bwana Mkubwa–Lonshi operations, as they are committed long term investors with a mandate to foster development of projects in Sub-Sahara Africa. This facility is only a first step in our relationship with the EIB who will soon be mandated to provide long term funding for the development of our Kansanshi project in Zambia " commented Philip Pascall, Chairman, First Quantum Minerals.

**About the European Investment Bank**

The European Investment Bank (EIB), the financing institution of the European Union, was created by the Treaty of Rome. The members of the EIB are the Member States of the European Union, who have all subscribed to the Bank's capital. The EIB enjoys its own legal personality and financial autonomy within the Community system. The EIB's mission is to further the objectives of the European Union by providing long-term finance for specific capital projects in keeping with strict banking practice. Since the 1960s, the EIB has been playing a proactive part in European development cooperation policies with the African, Caribbean and Pacific countries, supplementing with its loans the substantial input of grant aid from the Union and its Member States. In these countries, the EIB focuses on mining, industry and agriculture and on upgrading infrastructure in the fields of energy generation and transmission, communications and, particularly in urban areas, water resource management.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"

**G. Clive Newall**
**President**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

*For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen*
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com



FIRST QUANTUM
MINERALS LTD.

# NEWS RELEASE

03-04
March 19, 2003
www.first-quantum.com



## FIRST QUANTUM REPORTS RESULTS FOR FINAL PERIOD OF FOUR MONTHS AND FULL PERIOD OF THIRTEEN MONTHS TO DECEMBER 31, 2002

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce financial results for the final four month period and full thirteen month period ended December 31, 2002. Any comparison between quarters needs to consider that due to the change in year end to December 31, the final period is comprised of four months rather than three months. In addition, reference should be made to the change in accounting treatment of Carlisa. The complete financial statements are available for review at www.sedar.com.

### 2002 Highlights

- Bwana Mkubwa production of 11,878 tonnes (26 million pounds) copper and 88,198 tonnes surplus acid.
- Net loss for the thirteen months ended December 31, 2002 was $3.8 million or $0.09 per share
- Cash cost of $0.27 per pound of copper, net of acid credits
- Excluding proportionate share of loss associated with Carlisa, profit was approximately $0.8 million or $0.02 per share.
- The combined Bwana Mkubwa / Lonshi operations contributed a gross margin of $7.5 million.
- Commissioning at Bwana Mkubwa began in October on the expanded SX/EW facility treating 100% Lonshi ore. Copper cathode production during the September to December period totaled 5,594 tonnes (12.3 million pounds) as the ramp-up continues to a forecast of 30,000 tonnes (66 million pounds) copper cathode per annum.
- Definitive Feasibility Study for Phase One (Years 1-16) development at the Kansanshi copper-gold deposit indicates average annual copper production of 102,000 tonnes (225 million pounds) at a life of mine average cash cost of $0.38 per pound, net of acid credits.
- Standard Bank Group and WestLB AG mandated as "Co-Lead Arrangers and Underwriters" for a limited recourse Export Credit and Commercial debt loan facility of a minimum of $120 million for the Kansanshi Project.
- Exploration activities in Zambia and The Democratic Republic of Congo continue to produce encouraging results.

### Financial Results (see attached financial statements)

During the year, the Company elected to dilute its interest in Carlisa from 49.0% to 18.8% and agreed to reduce its representation on the Mopani's Board of Directors. Accordingly, the Company no longer exercises joint control or significant influence over Carlisa, and therefore no longer consolidates its investment and accounts for its investment on a cost basis.

This dilution coupled with the Company's change in fiscal year end complicates comparison between periods. Consideration should be given to each of these changes when comparing the twelve month period ended November 30, 2001, with the thirteen month period ended December 31, 2002.

For the four months ended December 31, 2002, revenues were $11.9 million (2001: $33.1 million). The decrease reflects the non-consolidation on dilution of the Company's interest in Carlisa. Revenues at Bwana Mkubwa increased in the final four month period of 2002 to $11.8 million (2001: $9.1 million) reflecting increased copper and acid production as the result of commissioning of the expanded facilities at Bwana Mkubwa.

Cash flow for the final four month period from operating activities was $0.5 million (2001: $3.0 million) or $0.01 per share (2001: $0.08 per share). Loss for the final four month period ended December 31, 2002 was $1.0 million (2001: $15.4 million) or $0.02 per share (2001: $0.42 per share).

The average copper price, after realization charges, for the final four month period of 2002 was $0.65 per pound (2001:$0.73 per pound).

Total revenues including interest income were $51.34 million in 2002 down 63% from $138.12 million in 2001. The decrease reflects non-consolidation on dilution of the Company's interest in Carlisa. Revenues at Bwana Mkubwa increased 21% in 2002 to $29.8 million (2001: $24.6 million) as a result of commissioning the expansion during the final four month period of 2002, increased copper and acid sales and the change in fiscal year end.

Net loss for the thirteen months ended December 31, 2002 was $3.8 million or $0.09 per share compared to a net loss of $21.0 million or $0.58 per share in 2001. Excluding the loss contributed by Carlisa ($4.6 million) the profit for the thirteen months ended December 31, 2002 is approximately $0.8 million or $0.02 per share compared to a loss of $14.2 million or $0.39 per share in 2001. Cash outflow from operating activities was $4.1 million or $0.09 per share compared to cash inflow of $6.5 million or $0.18 per share in 2001. Excluding the losses contributed by Carlisa, cash outflow from operations was approximately $5.7 million or $0.13 per share. This cash outflow included approximately $7.9 million invested in inventory primarily related to the establishment of the Lonshi ore stockpile which contains approximately 47,500 tonnes of acid soluble copper.

The average copper price after realization charges in 2002 was $0.65 per pound (2001: $0.71 per pound).

**Bwana Mkubwa (100%)**

Commissioning of the expansion at Bwana Mkubwa commenced in October, 2002, while construction was only completed at the end of November, 2002. In the final four month period of 2002, fine-tuning and optimization of the leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory took place with the aim of reaching a production rate of 2,500 tonnes of copper cathode per month by the second quarter 2003. Above average rainfall during the wet season (November – March) created a number of material handling problems due to the clay rich nature of the Lonshi ore. These material handling issues are being addressed with modifications to the facilities. The full production rate is forecast to be achieved by the second quarter 2003.

At the combined Bwana Mkubwa/Lonshi operations, cost of sales for the final four month period of 2002 was $10.2 million (2001: $3.4 million). During the final four month period, Bwana Mkubwa produced 5,594 tonnes of copper (2001: 2,270) and 27,669 tonnes of surplus sulphuric acid (2001: 16,311). C1 costs were $0.35 per pound of copper (2001: $0.18), and C3 costs were $0.56 per pound of copper (2001: $0.61) for the period. C1 costs are cash costs including mining, processing, site administration and refining, net of by product credits, and C3 costs are total costs being C1 costs plus depreciation and amortization charges, royalties, related head office, interest costs and financing charges.

For the thirteen months ended December 31, 2002, cost of sales at the combined Bwana Mkubwa/Lonshi operations was $22.5 million (2001: $13.3 million). The higher cash costs are mainly associated with mining, transporting and comminution of Lonshi ore. For the thirteen month period ended December 31, 2002, Bwana Mkubwa produced 11,878 tonnes of copper (2001: 9,662) and 88,198 tonnes of surplus sulphuric acid (2001: 62,783). C1 costs were $0.27 per pound of copper (2001: $0.18 per pound) and C3 costs were $0.52 per pound of copper (2001: $0.61 per pound) for the period.

Acid sales improved during the thirteen month period ended December 31, 2002 after commissioning of the second acid plant which increased the surplus sulphuric acid available to third parties.

**Lonshi Copper Mine (100%)**

During the final four month period of 2002, the open pit measured and indicated resources at Lonshi increased 17% to 342,181 tonnes (754 million pounds) of contained copper or 281,934 tonnes (621 million pounds) of acid soluble copper. The deposit remains open to depth and additional targets have been identified within folded geological structures along the prospective Lonshi host formations to the North and South of the existing resource.

At the Lonshi Mine operations, 487,235 tonnes of high grade ore at 5.29% acid soluble copper, 75,229 tonnes of low grade ore at 0.96% acid soluble copper and 973,223 tonnes of waste were mined during the final four month period of 2002. For the thirteen months ended December 31, 2002, 951,084 tonnes of high grade ore at 5.42% acid soluble copper, 244,229 tonnes of low grade ore at 0.88% acid soluble copper and 4,155,839 tonnes of waste were mined.

**Lonshi Mine Summary (2002 -13 months)**

| | First Quarter (Dec-Feb) | Second Quarter (Mar-May) | Third Quarter (Jun-Aug) | Final Period (Sept-Dec) | Total 2002 (13 Months) |
|---|---|---|---|---|---|
| | | | | | |
| Waste Mined (tonnes) | 674,334 | 992,820 | 1,515,462 | 973,223 | 4,155,839 |
| High Grade Ore Mined (tonnes) | 28,355 | 257,543 | 177,951 | 487,235 | 951,084 |
| High Grade Acid Soluble Copper Grade (%) | 6.37 | 5.46 | 5.59 | 5.29 | 5.42 |
| Low Grade Ore Mined (tonnes) | 1,191 | 89,551 | 78,258 | 75,229 | 244,229 |
| Low Grade Acid Soluble Copper Grade (%) | 1.01 | 0.71 | 1.00 | 0.96 | 0.88 |
| Total Contained Copper (tonnes) | 2,046 | 16,585 | 12,370 | 29,780 | 60,781 |
| Total Acid Soluble Copper (tonnes) | 1,818 | 14,693 | 10,727 | 26,499 | 53,737 |
| | | | | | |

As of December 31, 2002 approximately 1,100,000 tonnes of ore grading 4.30% acid soluble copper containing approximately 47,500 tonnes of acid soluble copper had been stockpiled for future processing.

**Kansanshi Copper Deposit (80%)**

In December 2002 the Company completed a Definitive Feasibility Study ("DFS") for Phase One development of the Kansanshi copper-gold project. The study was carried out by GRD Minproc Limited of Perth, Western Australia. The following comments are based on results contained within the DFS.

It is proposed that the Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the DFS. Phase One development (years 1-16) would focus on open pit mining and processing of shallow oxide and mixed ores, although significant quantities of primary sulphide ore will also be treated. Measured and indicated mineral resources at a 0.5% copper cut-off total 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold, while Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold.

For the first three years of operation, 4.0 million tonnes per year of oxide and mixed ore and 2.1 million tonnes per year of sulphide ore will be mined from two deposits within the project area. Ore treatment is flexible to allow for variations in ore type, and includes conventional crushing, milling, flotation, acid leaching and SX-EW to produce approximately 60,000 tonnes per year of copper cathode and up to 75,000 tonnes per year of copper in concentrates. As part of the Phase One development, the comminution and flotation circuit will be expanded to handle an additional 3.9 million tonnes per year of sulphide ore in year three. As a consequence, concentrate production increases; while SX-EW cathode copper is maintained at approximately 60,000 tonnes per year until year eleven, before declining as weathered ore types become depleted. Concentrates will be transported to a smelter for further treatment, while the copper cathode will be sold directly to metal dealers. By-product gold is recovered both from a gravity circuit and from copper concentrates.

During the sixteen year Phase One mine life, it is expected that Kansanshi will produce 1.6 million tonnes of copper, approximately 44% as copper cathode and 56% as copper in concentrate. It is expected that owner mining cash costs will average $0.36 per pound copper over the first 10 years of production and $0.38 per pound of copper over the sixteen year life of Phase One. It is expected that gold production will average 25,000 ounces of gold per year.

It is anticipated that there would be additional expansions during the life of the operation. Phase Two development (nominally years 17 to 28), would focus on sulphide ores, with the possible construction of a roaster to enable SX-EW copper cathode production to continue at the 60,000 tonne per year level.

The project would employ approximately 1,300 construction personnel at its peak, with an operating workforce of approximately 600, including all contractors.

Pre-production capital costs have been estimated at $163.4 million, comprised of $122.5 million in process plant and infrastructure, $23.6 million in mining equipment, $6.5 million in mine services, $5.7 million in pre-production mining and $5.1 million in owner's costs.

Standard Bank Group and WestLB AG are "Co-Lead Arrangers and Underwriters" for a limited recourse Export Credit and Commercial debt loan facility of a minimum of US $120 million (Loan Facility). It is intended that the loan facility be structured 50% as a commercial debt facility and 50% as an export credit facility through the Export Credit Insurance Corporation of South Africa. First Quantum is also in final discussions with the European Investment Bank (EIB), the financing institution of the European Union, who has expressed an interest in participating in financing of the Kansanshi project. The EIB has proposed several alternatives for its participation in Kansanshi which may include providing tier one project financing pari passu with the Lead Arrangers; subordinate debt and quasi-equity project participation. Furthermore, First Quantum has received expressions of interest from a number of development banks, national development banks, specialized equity funds and metal off takers who may be willing to provide funding, subordinated to the Loan Facility for the development of the Kansanshi project.

## Exploration

A wide-ranging grassroots exploration program for new major copper deposits is underway on wholly owned properties in Zambia and the Democratic Republic of the Congo (DRC), and in joint venture with BHP Billiton in Zambia.

At the Mwinilunga joint venture with BHP Billiton, the Musangila target contains an 8 kilometer long, plus 100 ppm copper soil anomaly, interpreted to lie on the limb of a major fold structure. Initial rotary air blast (RAB) drilling, on wide spaced lines, has intersected strongly anomalous copper and cobalt values towards the base of Kalahari cover, which is 5 to 50 metres thick. Copper mineralisation (peak 1.32% copper), is present as malachite and chrysocolla clasts within Kalahari clay, and in quartzite clasts with interstitial disseminations of malachite. High cobalt values, (peak 2.01% cobalt), are associated with black wad, and gossanous fragments with vuggy quartz clasts present towards the base of the cover sequence in most of the holes drilled into the peak of the anomalies. Follow up core hole drilling is planned to locate the bedrock source of this mineralization. Base of Kalahari cover RAB drilling of other structural/stratigraphic targets on the concession has returned encouraging values in the plus 200 ppm copper range, and follow up drilling is planned.

## Investments

### Carlisa Investment Corp.

As noted, the Company elected to dilute its interest in Carlisa which owns 90% of Mopani Copper Mines. By the end of the second quarter 2002 this interest had declined from 49% to 18.8% reducing the Company's effective interest in Mopani to 16.9%. The Company is not obligated to make any further capital contributions to Carlisa.

For the thirteen months ended December 31, 2002, total finished copper production at Mopani was 110,772 tonnes (2001: 83,161 tonnes) and total cobalt production was 1,967 tonnes (2001: 1,780 tonnes).

### Anvil Mining NL

First Quantum holds 18.6% interest in Anvil Mining NL ("Anvil"), a public Company quoted on the Australian and Berlin Exchanges.

In 2002, Anvil commissioned the Dikulushi Mine in the DRC. Dikulushi hosts an independently audited resource (at a 2% Cu cut-off) of 1.94 million tonnes grading 8.58% copper and 266 grams per tonne silver, 85% of which is in the measured and indicated categories. The mining operation is via open pit with heavy media separation processing of the ore to produce 40,000 tonnes per year of high grade concentrates which are expected to average 40% copper and 1,200 grams per tonne silver, or 14,000 tonnes of copper and 1.1 million ounces of silver production per year. The concentrates are delivered to the Ongopole Smelter in Namibia.

## Outlook

By May 2003 full operating capacity of 2,500 tonnes of cathode copper per month should be achieved at Bwana Mkubwa. The Company is projecting 28,700 tonnes of cathode copper production for 2003 at a C1 cost of $0.35 per pound of copper.

Final arrangements are underway to complete a financing package for the Kansanshi project. The Company has received support from its lending syndicate (Standard Bank Group and WestLB AG) as well as the European Investment Bank, the financing institution of the European Union. Based on the results of the DFS, the Company has conditionally decided to proceed with the development of the Kansanshi Project, subject to reaching agreement with the Government of the Republic of Zambia ("GRZ") on certain matters relating to the development framework of the Project, obtaining all necessary approvals from the GRZ, and the completion of financing arrangements. All pending matters are expected to be completed by the end of the second quarter of 2003.

Exploration drilling on wholly owned exploration projects continues to produce promising results. Follow up exploration programs will begin in April with publication of initial findings in the second quarter of 2003.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

## PRODUCTION SUMMARY

For The Four Months and Thirteen Months Ended December 31, 2002

*(All figures in United States dollars)*

| Bwana Mkubwa Mine, Zambia (100%) | 2002 | | 2001 | |
|---|---|---|---|---|
| | **Final Period (Sep-Dec)** | **Full Year (13 months)** | Fourth Quarter (Sep-Nov) | Full Year (12 months) |
| Copper Production (tonnes) | **5,594** | **11,878** | 2,270 | 9,662 |
| Surplus Acid Production (tonnes) | **27,669** | **88,198** | 16,311 | 62,783 |
| C3 (Total) Cost Copper (US$/lb) | **0.56** | **0.52** | 0.61 | 0.61 |
| C1 (Cash) Cost Copper (US$/lb) | **0.35** | **0.27** | 0.18 | 0.18 |
| | | | | |

## OPERATION STATISTICS By QUARTER – 2002

*(All figures in United States dollars)*

**Bwana Mkubwa Mine, Zambia**
**Copper & Acid Production**

| | First Quarter (Dec-Feb) | Second Quarter (Mar-May) | Third Quarter (Jun-Aug) | Final Period (Sep-Dec) | Full Year (13 months) |
|---|---|---|---|---|---|
| Tailings Ore Processed – (tonnes) | 431,840 | 307,900 | 225,585 | 19,000 | 984,325 |
| Tailings Copper Grade – (%) | 0.66 | 0.68 | 0.74 | 0.46 | 0.68 |
| Tailings Contained Copper - (tonnes) | 2,850 | 2,094 | 1,669 | 88 | 6,701 |
| Lonshi Ore Processed - (tonnes) | - | 37,300 | 31,103 | 142,015 | 210,418 |
| Lonshi Copper Grade – (%) | - | 4.04 | 3.85 | 4.89 | 4.59 |
| Lonshi Contained Copper - (tonnes) | - | 1,507 | 1,197 | 6,945 | 9,649 |
| | | | | | |
| Total Ore Processed – (tonnes) | 431,840 | 345,200 | 256,688 | 161,015 | 1,194,743 |
| Average Copper Grade – (%) | 0.66 | 1.04 | 1.12 | 4.37 | 1.37 |
| Total Contained Copper - (tonnes) | 2,850 | 3,590 | 2,875 | 7,036 | 16,368 |
| | | | | | |
| Finished Copper Production (tonnes) | 2,080 | 2,258 | 1,945 | 5,594 | 11,878 |
| C3 (Total) Cost Copper ($/lb) | 0.36 | 0.58 | 0.47 | 0.56 | 0.52 |
| C1 (Cash) Cost Copper ($/lb) | 0.11 | 0.25 | 0.20 | 0.35 | 0.27 |
| | | | | | |
| Sulphuric Acid Produced (tonnes) | 35,289 | 27,586 | 34,105 | 43,283 | **140,263** |
| Sulphuric Acid Sold (tonnes) | 21,502 | 15,006 | 24,021 | 27,669 | **88,198** |
| Sulphuric Acid Consumed (tonnes) | 12,812 | 13,390 | 9,586 | 15,604 | **51,392** |
| | | | | | |

**Notes:**

- First Quantum has adopted Brook Hunt definitions for mine cost categories:

  C1 – costs are cash operating costs, including mining, processing, site administration and refining; net of by product credits.
  C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office, interest costs and finance charges; net of by product credits.

## Consolidated Balance Sheets
(expressed in thousands of US dollars)

| | December 31, 2002 $ | November 30, 2001 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 8,180 | 9,836 |
| Accounts receivable and prepaid expenses | 3,217 | 13,767 |
| Inventory (note 6) | 11,864 | 25,904 |
| | 23,261 | 49,507 |
| **Deferred financing fees** | 135 | 160 |
| **Management fees receivable** (note 4) | - | 2,847 |
| **Investments** (note 7) | 12,278 | 2,314 |
| **Exploration properties** (note 8) | 994 | 242 |
| **Property, plant and equipment** (note 9) | 61,156 | 99,654 |
| | 97,824 | 154,724 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 11,828 | 29,941 |
| Current portion of long-term debt (note 10) | 6,020 | 15,596 |
| Current portion of Carlisa provisions (note 12) | - | 2,551 |
| | 17,848 | 48,088 |
| **Long-term debt** (note 10) | 20,139 | 28,910 |
| **Deferred revenue** (note 4) | - | 850 |
| **Future income tax liability** (note 11) | 3,373 | 5,064 |
| **Environmental and closure provisions** (note 12) | 747 | 23,144 |
| | 42,107 | 106,056 |
| **Minority interests** (note 5) | 2,190 | 2,323 |
| | 44,297 | 108,379 |
| **Shareholders' Equity** | | |
| **Equity accounts** (note 13) | 88,161 | 77,188 |
| **Deficit** | (34,634) | (30,843) |
| | 53,527 | 46,345 |
| | 97,824 | 154,724 |

**Subsequent events** (note 21)

**Approved by the Board of Directors**

"G. Clive Newall" Director     "Martin R. Rowley" Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

## Consolidated Statements of Loss and Deficit
(expressed in thousands of US dollars)

| | 13 months ended December 31, 2002 $ | Year ended November 30, 2001 $ |
|---|---|---|
| **Revenues** | | |
| Owned operations | | |
| Copper | 17,032 | 15,028 |
| Acid | 12,809 | 9,521 |
| Other | 247 | 450 |
| Carlisa-related revenues (note 4) | 21,254 | 113,103 |
| | 51,342 | 138,102 |
| **Costs and expenses** | | |
| Cost of sales | 46,897 | 123,489 |
| Depletion and amortization | 5,037 | 12,368 |
| Exploration | 237 | 617 |
| Foreign exchange (gain) loss | (522) | 727 |
| General and administrative | 2,933 | 2,135 |
| Interest and financing fees on long-term debt | 2,240 | 6,307 |
| Writedown of assets (notes 8 and 9) | - | 10,369 |
| | 56,822 | 156,012 |
| **Loss before income taxes, minority interest and equity earnings** | (5,480) | (17,910) |
| **Current income taxes** (note 11) | 234 | 7 |
| **Future income taxes (recovery)** (note 11) | (1,691) | 3,537 |
| **Minority interest** (note 4) | 240 | 450 |
| **Equity (loss) earnings** (note 7) | (8) | 29 |
| **Loss for the period** | (3,791) | (20,975) |
| **Deficit - Beginning of period** | (30,843) | (9,868) |
| **Deficit - End of period** | (34,634) | (30,843) |
| **Loss per share** | | |
| Basic and diluted | (0.09) | (0.58) |

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

## Consolidated Statements of Cash Flows
(expressed in thousands of US dollars)

| | 13 months ended December 31, 2002 $ | Year ended November 30, 2001 $ |
|---|---|---|
| **Cash flows from operating activities** | | |
| Loss for the period | (3,791) | (20,975) |
| Items not affecting cash | | |
| Management fees (note 4) | - | (1,854) |
| Minority interest | (240) | (450) |
| Depletion and amortization | 5,037 | 12,368 |
| Environmental and closure provisions (note 12) | 747 | - |
| Amortization of financing fees on long-term debt | 25 | 1,043 |
| Equity loss (earnings) | 8 | (29) |
| Net recognition of deferred revenue | (793) | (106) |
| Writedown of assets | - | 10,369 |
| Accrued interest on deferred liability | 74 | 746 |
| Future income tax (recovery) expense | (1,691) | 3,537 |
| | (624) | 4,649 |
| Change in non-cash operating working capital | | |
| (Increase) decrease in receivables and prepaid expenses | (5,432) | 2,827 |
| Increase in inventory | (5,984) | (8,660) |
| Increase in accounts payable and accrued liabilities | 7,967 | 7,724 |
| | (4,073) | 6,540 |
| **Cash flows from financing activities** | | |
| Proceeds from long-term debt | 25,742 | 22,797 |
| Repayments of principal on long-term debt | (14,721) | (30,568) |
| Payments for deferred financing fees | - | (221) |
| Net proceeds from issue of common shares and warrants | 11,136 | 31,422 |
| | 22,157 | 23,430 |
| **Cash flows from investing activities** | | |
| Payments to acquire property, plant and equipment | (27,085) | (22,605) |
| Net change in cash attributable to Carlisa dilution (note 4) | 8,481 | - |
| Payments for exploration of mineral properties | (885) | - |
| Net purchase of investments | (251) | (124) |
| | (19,740) | (22,729) |
| **(Decrease) increase in cash and cash equivalents** | (1,656) | 7,241 |
| **Cash and cash equivalents - Beginning of period** | 9,836 | 2,595 |
| **Cash and cash equivalents - End of period** | 8,180 | 9,836 |

**Supplemental cash flow information** (note 18)

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com



# NEWS RELEASE

03-05

March 20, 2003

www.first-quantum.com

**First Quantum Signs Term Sheet for US$15 Million at CDN$5.60 Per Share With AIG African Infrastructure Fund LLC**

**First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM")** is pleased to announce the execution of a Term Sheet with the AIG African Infrastructure Fund LLC ("AAIF"), a leading private equity fund investing in high growth companies in Africa. AAIF has agreed, subject to completion of due diligence, documentation, Investment Committee and Board approval, to subscribe for 4 million common shares of First Quantum at an expected price of CDN$5.60 per share to raise approximately US$15 million. In addition, AAIF will provide a Standby Facility of US$10 million that the Company will have the right to draw for a period of 2 years from the closing date of the transaction. AAIF have the option of converting sums drawn pursuant to the Standby Facility into common shares in the Company or to contribute the funding as 4 year term subordinated debt. The Fund shall also be provided with the option to purchase up to US$10 million, minus any portion of the Standby Facility drawn down as equity, of shares of the Company at a price of CDN$ 8.00 per share. The proceeds of this private placement are available as working capital while the Standby Facility is to support the Company's Kansanshi Copper/Gold Project in Zambia. The Company anticipates the closing of the transaction to be within 45 days, subject to regulatory approval.

Philip Pascall, First Quantum's Chairman and CEO commented: "The support of this very prestigious fund is a major vote of confidence for First Quantum and its operations in Zambia and the Democratic Republic of Congo."

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

**FORM 53-901F**

**SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT**

**Note:** This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

**Note:** Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

**Note:** WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

**Item 1.** **Reporting Issuer**

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6



**Item 2.** **Date of Material Change**

December 19, 2002

**Item 3.** **Press Release**

December 19, 2002, Vancouver, British Columbia

**Item 4.** **Summary of Material Change**

The Issuer announced that it has completed a private placement of 5.5 million Special Warrants at $3.25 per Special Warrant to raise gross proceeds of CDN $17.875 million. RBC Markets was the lead agent for the syndicate of underwriters which included Canaccord Capital Corporation and Haywod Securities Inc. Each Special Warrant entitles the holder to receive one Common Share of the Issuer without payment of additional consideration. The Issuer has undertaken to file and obtain receipts for a final prospectus, in the appropriate jurisdictions, to qualify the distribution of the Common Shares. In the event that the prospectus qualification does not occur on or before April 18, 2003, all Special Warrants exercised thereafter will entitle the holders to receive 1.1 Common Shares without payment of additional consideration.

**Item 5.** **Full Description of Material Change**

See attached News Release dated December 19, 2002.

**Item 6.** **Reliance on Section 85(2) of the Act**

Not Applicable

**Item 7.** **Omitted Information**

Not Applicable

**Item 8.** **Senior Officers**

Michael D. Philpot, Executive Vice-President
(604) 688-6577

**Item 9.** **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 31st day of January, 2003.

(Signature)

Michael D. Philpot
(Name)

Executive Vice-President
(Position)

Vancouver, British Columbia
(Place of Declaration)



# NEWS RELEASE

02-19

December 19, 2002

www.first-quantum.com

. NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

## FIRST QUANTUM MINERALS CLOSES CDN $17.875 MILLION SPECIAL WARRANTS OFFERING

**First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM")** is pleased to announce that further to the Company's news releases dated November 21 and December 9, 2002, it has completed a private placement of 5.5 million Special Warrants at $3.25 per Special Warrant to raise gross proceeds of CDN $17.875 million. RBC Capital Markets was the lead agent for the syndicate of underwriters which included Canaccord Capital Corporation and Haywood Securities Inc.

Each Special Warrant entitles the holder to receive one Common Share of First Quantum without payment of additional consideration. The Company has undertaken to file and obtain receipts for a final prospectus, in the appropriate jurisdictions, to qualify the distribution of the Common Shares. In the event that the prospectus qualification does not occur on or before April 18, 2003, all Special Warrants exercised thereafter will entitle the holders to receive 1.1 Common Shares without payment of additional consideration.

The net proceeds of the offering will be used to further advance the development of the Kansanshi copper project in Zambia, working capital at the Bwana Mkubwa copper operation and general corporate purposes.

This news release shall not constitute an offer to sell shares or the solicitation of an offer to buy the securities in any jurisdiction. The Special Warrants and the Common Shares will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirement.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**


For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

**FORM 53-901F**


03 MAY -1 7:21

**SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT**

**Note**: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

**Note**: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

**Note**: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

**Item 1. Reporting Issuer**

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

**Item 2. Date of Material Change**

February 18, 2003

**Item 3. Press Release**

February 18, 2003, Vancouver, British Columbia

**Item 4. Summary of Material Change**

The Issuer announced the results of the Definitive Feasibility Study dated December 2002, for Phase One development of the Issuer's 80% owned Kansanshi copper-gold project. The Study was conducted and compiled by GRDMinproc Limited of Perth, Western Australia.

**Item 5.** **Full Description of Material Change**

See attached News Release dated February 18, 2003.

**Item 6.** **Reliance on Section 85(2) of the Act**

Not Applicable

**Item 7.** **Omitted Information**

Not Applicable

**Item 8.** **Senior Officers**

Michael D. Philpot, Executive Vice-President, Corporate Secretary
(604) 688-6577

**Item 9.** **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 18th day of February, 2003.

(Signature)

Michael D. Philpot
(Name)

Executive Vice-President, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)



# NEWS RELEASE

03-02

February 18, 2003

www.first-quantum.com

## FIRST QUANTUM REPORTS RESULTS FROM GRDMinproc DEFINITIVE FEASIBILITY STUDY ON THE KANSANSHI COPPER-GOLD DEPOSIT

(All figures expressed in United States dollars)

**First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM")** is pleased to announce the results of the Definitive Feasibility Study ("DFS"), dated December 2002, for Phase One development of First Quantum's 80% owned Kansanshi copper-gold project. The Study was conducted and compiled by GRDMinproc Limited ("Minproc") of Perth, Western Australia.

### Economic Highlights

The following results have been estimated by Minproc on a 100% project basis:

| **Net Present Value Calculation**, Phase One, Years 1-16 only (before tax, 100% equity basis) | | | | | |
|---|---|---|---|---|---|
| Capital Cost (owner mining, excluding power line) | | $ 163.4 million | | | |
| Gold Price | | $ 330 per ounce | | | |
| | DFS | Sensitivity Analysis | | | |
| Copper Price (US$/lb) | $0.72 | $0.75 | $0.80 | $0.85 | $0.90 |
| discount rate of 10% | $228 million | $277 million | $358 million | $439 million | $520 million |
| discount rate of 15% | $135 million | $171 million | $230 million | $289 million | $348 million |
| discount rate of 20% | $76 million | $103 million | $148 million | $193 million | $237 million |
| Internal Rate of Return | 32.6% | 36.8% | 43.5% | 50.0% | 56.4% |
| Payback Period | 4.2 years | 2.8 years | 2.3 years | 2.0 years | 1.8 years |

Philip Pascall, Chairman and CEO commented, "We are very pleased with the outcome of the GRDMinproc Definitive Feasibility Study which demonstrates the robust economics of the Kansanshi deposit. The project will employ approximately 1,300 construction personnel at its peak, with an operating workforce of approximately 600, including all contractors to the project. The development of Kansanshi will provide a long lasting benefit to the city of Solwezi and the surrounding communities in the Northwestern Province including an improvement to infrastructure and services. The Kansanshi project will also act as a catalyst for further private and public sector investment in the area. It is our strategy to provide maximum benefit from the Kansanshi project for existing shareholders by structuring a project finance package that minimizes dilution without compromising financial prudence. The project financing team that has been established, including the Standard Bank Group, West LB AG and the European Investment Bank, will ensure that the least dilutive and most efficient financing structure will be put in place for both the construction of Kansanshi and its operation after commissioning. Subject to the approval of First Quantum's Board of Directors, finalizing of the development framework with the Government of the Republic of Zambia ("GRZ") and the completion of favorable project financing, we expect to begin construction in the second quarter of 2003 with commissioning and commercial operation beginning in the fourth quarter of 2004. We are very pleased with the support that we have received from President Mwanawasa and we look forward to working with the GRZ in a joint effort to expedite the construction of Kansanshi. First Quantum Minerals is a committed long term investor in Zambia and we believe that the development of new low cost copper deposits will play an increasingly important role in the future of Zambia's copper industry.".

## Project Overview

The Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the DFS. Phase One development (years 1-16) will focus on open pit mining and processing of shallow oxide and mixed ores, although significant quantities of primary sulphide ore will also be treated. Measured and indicated mineral resources at a 0.5% copper cut-off total 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold, while Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold.

For the first three years of operation, 4.0 million tonnes per year of oxide and mixed ore and 2.1 million tonnes per year of sulphide ore will be mined from two deposits within the project area. Ore treatment is flexible to allow for variations in ore type, and includes conventional crushing, milling, flotation, acid leaching and SX-EW to produce approximately 60,000 tonnes per year of copper cathode and up to 70,000 tonnes per year of copper in concentrates. As part of the Phase One development, the comminution and flotation circuit will be expanded to handle an additional 3.9 million tonnes per year of sulphide ore in year three. As a consequence, concentrate production increases, while SX-EW cathode copper is maintained at approximately 60,000 tonnes per year until year eleven, before declining as weathered ore types become depleted. Concentrates will be transported to a smelter for further treatment, while the copper cathode will be sold directly to metal dealers. By-product gold is recovered both from a gravity circuit and from copper concentrates.

During the sixteen year, Phase One mine life, Kansanshi will produce 1.6 million tonnes of copper, approximately 44% as copper cathode and 56% as copper in concentrate. Owner mining cash costs will average $0.36 per pound copper over the first 10 years of production and $0.38 per pound of copper over the sixteen year life of Phase One. Gold production will average 25,000 ounces of gold per year.

The expectation is that there will be additional expansions during the life of the operation. Phase Two development (nominally years 17 to 28), will focus on sulphide ores, with the possible construction of a roaster to enable SX-EW copper cathode production to continue at the 60,000 tonne per year level.

The project will employ approximately 1,300 construction personnel at its peak, with an operating workforce of approximately 600, including all contractors to the project.

## Project Highlights

| **Key Data** Phase One, Years 1-16 only | |
|---|---|
| Mine Life – Phase One | 16 years |
| Throughput: | |
| Oxide and Mixed ores | 4.0 million tonnes / year (max) |
| Fresh ores | 2.1 - 6.0 million tonnes / year (range) |
| Ore Mined and Processed | 143 million tonnes |
| Waste Mined | 199 million tonnes |
| Head Grades | |
| Copper | 1.43 % |
| Gold | 0.22 gram / tonne |
| Total Copper Cathode Production | 722,812 tonnes |
| Total Copper Production in Concentrate (paid) | 912,525 tonnes |
| Total Gold Production in Concentrate (paid) | 395,479 ounces |
| Total Copper Recovery | 80.0% |
| Cash Operating Costs after gold credit (owner mining) | $0.38 pound of copper |
| Cash Operating Costs after gold credit (contract mining)* | $0.43 pound of copper |

* included for comparative purposes, if contract mining is utilized initial capital costs for the project will fall to US $143 million.

## Capital Costs

Pre-production capital costs have been estimated at $163.4 million, comprised of $122.5 million in process plant and infrastructure, $23.6 million in mining equipment, $6.5 million in mine services, $5.7 million in pre-production mining and $5.1 million in owner's costs. Total sustaining and expansion capital over the mine life of Phase One is approximately $118.3 million.

## Minproc Resource and Reserve Calculation

The resources tabulated below have been estimated by Minproc in accordance with National Instrument 43-101, Standards Disclosure for Minerals Projects. Mr. Dan Greig and Ms. Annick Manfrino, both employed by Minproc, are the qualified persons responsible for the resource estimate in this release.

**Kansanshi Mineral Resource**

| Cut-off | Class | Tonnes (Mt) | Copper (%) | Copper (Blbs) | Gold (g/t) | Gold (ozs) |
|---|---|---|---|---|---|---|
| | | | | | | |
| Cu(t) 0.5% | Measured | 93.2 | 1.43 | 2.94 | 0.19 | 569,000 |
| | Indicated | 208.6 | 1.06 | 4.87 | 0.16 | 1,073,000 |
| | Inferred | 111.0 | 1.11 | 2.72 | 0.12 | 428,000 |
| | **Total Measured + Indicated** | **301.8** | **1.17** | **7.81** | **0.17** | **1,642,000** |
| | | | | | | |
| Cu(t) 1.0% | Measured | 48.4 | 2.09 | 2.23 | 0.25 | 389,000 |
| | Indicated | 75.8 | 1.72 | 2.87 | 0.23 | 561,000 |
| | Inferred | 41.2 | 1.81 | 1.64 | 0.14 | 186,000 |
| | **Total Measured + Indicated** | **124.2** | **1.86** | **5.10** | **0.24** | **950,000** |

**Kansanshi Ore Reserve**

| | Leach Ore | | | | Float Ore | | |
|---|---|---|---|---|---|---|---|
| Classification | Ore (Mt) | Total Copper (%) | Acid Soluble Copper (%) | Gold (g/t) | Ore (Mt) | Total Copper (%) | Gold (g/t) |
| | | | | | | | |
| Proven | 30.9 | 2.28 | 1.73 | 0.28 | 39.6 | 1.02 | 0.17 |
| Probable | 16.0 | 2.21 | 1.78 | 0.31 | 56.0 | 1.04 | 0.20 |
| | | | | | | | |
| **Total Reserve** | **46.9** | **2.25** | **1.75** | **0.29** | **95.6** | **1.03** | **0.19** |

The proven and probable mineral reserve estimate is consistent with Canadian (CIM) and Australian (JORC) reporting standards.

## Environmental Impact and Management

An Environmental Impact Statement (EIS) was prepared as part of the DFS. The EIS addresses the construction, operation and closure of the project and covers all identified significant environmental issues.

## Project Finance

Standard Bank Group and WestLB AG are "Co-Lead Arrangers and Underwriters" for a limited recourse Export Credit and Commercial debt loan facility of a minimum of US $120 million (Loan Facility). It is intended that the loan facility be structured 50% as a commercial debt facility and 50% as an export credit facility through the Export Credit Insurance Corporation of South Africa. First Quantum is also in final discussions with the European Investment Bank (EIB), the financing institution of the European Union, who have expressed a strong interest in participating in financing of the Kansanshi project. The EIB has proposed several alternatives for their participation in Kansanshi which may include providing tier one project financing pari passu with the Lead Arrangers; subordinate debt and quasi-equity project participation. Furthermore, First Quantum has received expressions of interest from a number of multi-lateral development banks, national development banks, specialized equity funds and metal off takers who are willing to provide funding, subordinated to the Loan Facility for the development of the Kansanshi project.

"We are in the final stages of completing a financing package for Kansanshi with the goal of drawdown and initiation of construction in the second quarter. We have had overwhelming interest and support from our lending syndicate. We expect to deliver a project finance package that is structured to further enhance the already exceptional economics of the Kansanshi deposit" commented Martin Rowley, CFO.

Additional information on the Kansanshi project will be published in the near term.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

**FORM 53-901F**

**SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT**

**Note**: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

**Note**: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

**Note**: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

**Item 1. Reporting Issuer**

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

**Item 2. Date of Material Change**

January 13, 2003

**Item 3. Press Release**

January 13, 2003, Vancouver, British Columbia

**Item 4. Summary of Material Change**

The Issuer announced a new independently estimated copper resource at its Lonshi copper mine. The open pit resource at Lonshi has increased from 295,000 tonnes to 356,000 tonnes of contained. The deposit remains open to depth and additional targets have been identified within synformal geological structures along the prospective Lonshi host formations to the North and South of the existing resource. The resource is based upon the results of 9,187 drill holes utilizing a 0.8% acid soluble copper cut-off-grade. The orebody was modeled to a depth of approximately 130 metres. The resource was calculated by M.G. Hanssen of Digital Mine Services in Zimbabwe.

**Item 5.** **Full Description of Material Change**

See attached News Release dated January 13, 2003.

**Item 6.** **Reliance on Section 85(2) of the Act**

Not Applicable

**Item 7.** **Omitted Information**

Not Applicable

**Item 8.** **Senior Officers**

Michael D. Philpot, Executive Vice-President, Corporate Secretary
(604) 688-6577

**Item 9.** **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 20th day of February, 2003.

(Signature)

Michael D. Philpot
(Name)

Executive Vice-President, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)



# NEWS RELEASE

03-01

January 13, 2003

www.first-quantum.com

## FIRST QUANTUM INCREASES LONSHI MINE RESOURCE TO 356,000 TONNES OF COPPER

**First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM")** is pleased to announce a new independently estimated copper resource at its Lonshi copper mine. The open pit resource at Lonshi has increased from 295,000 tonnes (650 million pounds) to 356,000 tonnes (785 million pounds) of contained copper. The deposit remains open to depth and additional targets have been identified within synformal geological structures along the prospective Lonshi host formations to the North and South of the existing resource.

| Resource Category | Ore (tonnes) | Total Copper Grade (%) | Acid Soluble Copper Grade (%) | Total Contained Copper (tonnes) | Acid Soluble Contained Copper (tonnes) |
|---|---|---|---|---|---|
| | | | | | |
| Measured (M) | 6,952,310 | 5.01 | 4.22 | 348,311 | 293,387 |
| Indicated (I) | 310,088 | 2.62 | 2.25 | 8,124 | 6,977 |
| | | | | | |
| **Total (M & I)** | **7,262,398** | **4.91** | **4.14** | **356,435** | **300,364** |
| | | | | | |
| Inferred | 152,241 | 5.07 | 4.28 | 7,719 | 6,516 |

"We are very pleased with the result of our 2002 drilling campaign which added approximately 60,000 tonnes of copper to the Lonshi resource. Approximately ninety-seven percent of the resource is classified in the measured category which will allow for detailed mine planning for many years in the future. In addition, our understanding of the Lonshi deposit has improved and this has had a major impact on our exploration efforts both along strike of the Lonshi orebody and regionally within the Congo pedicle. In 2003, we will carry out additional exploration drilling for oxide mineralization along strike as well as at depth to evaluate the exciting potential of the high grade sulphide mineralization identified in 2002 (LDD2: 4 metres @ 11.92% Cu, LDD3: 2 metres @ 7.77% Cu, LDD6: 5 metres @ 6.95% Cu)." commented Alan Stephens, Vice President of Exploration.

The resource is based upon the results of 9,187 metres of drilling in 187 drill holes (134 reverse circulation, 16 diamond core, 37 Aircore) utilizing a 0.8% acid soluble copper cut-off grade. The orebody was modeled to a depth of approximately 130 metres. The resource was calculated by M.G. Hanssen of Digital Mine Services in Zimbabwe. Mike Parker, BSc., First Quantum's Project Manager at the Lonshi Mine, with more than 16 years experience in the mining industry, is the Qualified Person responsible for the design and conduct of the work performed. The new resource estimate has been prepared and classified in accordance with the standards established under National Instrument 43-101.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

**FORM 53-901F**

**SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT**

**Note**: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

**Note**: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

**Note**: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

**Item 1. Reporting Issuer**

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

**Item 2. Date of Material Change**

March 14, 2003

**Item 3. Press Release**

March 14, 2003, Vancouver, British Columbia

**Item 4. Summary of Material Change**

The Issuer announced the finalization of all conditions precedent for a €14 million (Euros) term debt facility for its wholly owned subsidiary Bwana Mkubwa Mining Limited with the European Investment Bank. First disbursement of the facility will be made on March 21, 2003.

**Item 5. Full Description of Material Change**

See attached News Release dated March 14, 2003.

**Item 6.** **Reliance on Section 85(2) of the Act**

Not Applicable

**Item 7.** **Omitted Information**

Not Applicable

**Item 8.** **Senior Officers**

Michael D. Philpot, Executive Vice-President, Corporate Secretary
(604) 688-6577

**Item 9.** **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 14th day of March, 2003.

(Signature)

Michael D. Philpot
(Name)

Executive Vice-President, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)



# NEWS RELEASE

03-03

March 14, 2003

www.first-quantum.com

## FIRST QUANTUM COMPLETES €14 MILLION LOAN FACILITY WITH THE EUROPEAN INVESTMENT BANK FOR BWANA MKUBWA

**First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM")** is pleased to announce the finalization of all conditions precedent for a €14 million term debt facility for its wholly owned subsidiary Bwana Mkubwa Mining Limited ("Bwana Mkubwa") with the European Investment Bank ("EIB"). First disbursement of the facility will be made on 21 March 2003. The EIB debt facility will rank pari passu with the existing Standard Chartered Bank three year project debt which was utilized for the expansion of the Bwana Mkubwa SX/EW facility from an annual production rate of 10,000 tonnes (22 million pounds) of copper cathode to a minimum of 30,000 tonnes (66 million pounds) of copper cathode. The EIB debt facility is a six year facility reflecting the new maturity of the Bwana Mkubwa operations, repayable in equal annual installments of principal and interest commencing in July, 2003. The debt facility incorporates an interest rate linked to the average copper price realized by First Quantum in the preceding financial year. The interest rate ranges from a low of 3.0% at or below copper prices of $1,399 per tonne (US $0.634 per pound) to a high of 12.5% at or above copper prices of $2,400 per tonne (US $1.089 per pound). Based on the current LME copper price of $0.74 per pound, the interest rate payable is 5.5%

"We are very pleased to have the EIB as a lender to our Bwana Mkubwa–Lonshi operations, as they are committed long term investors with a mandate to foster development of projects in Sub-Sahara Africa. This facility is only a first step in our relationship with the EIB who will soon be mandated to provide long term funding for the development of our Kansanshi project in Zambia " commented Philip Pascall, Chairman, First Quantum Minerals.

**About the European Investment Bank**

The European Investment Bank (EIB), the financing institution of the European Union, was created by the Treaty of Rome. The members of the EIB are the Member States of the European Union, who have all subscribed to the Bank's capital. The EIB enjoys its own legal personality and financial autonomy within the Community system. The EIB's mission is to further the objectives of the European Union by providing long-term finance for specific capital projects in keeping with strict banking practice. Since the 1960s, the EIB has been playing a proactive part in European development cooperation policies with the African, Caribbean and Pacific countries, supplementing with its loans the substantial input of grant aid from the Union and its Member States. In these countries, the EIB focuses on mining, industry and agriculture and on upgrading infrastructure in the fields of energy generation and transmission, communications and, particularly in urban areas, water resource management.

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

**FORM 53-901F**

**SECURITIES ACT**



**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT**

**Note:** This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

**Note:** Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

**Note:** WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL" - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

**Item 1. Reporting Issuer**

First Quantum Minerals Ltd.
450 – 800 West Pender Street
Vancouver, BC V6C 2V6

**Item 2. Date of Material Change**

March 20, 2003

**Item 3. Press Release**

March 20, 2003, Vancouver, British Columbia

**Item 4. Summary of Material Change**

The Issuer announced the execution of a Term Sheet with the AIG African Infrastructure Fund LLC ("AAIF"), a leading private equity fund investing in high growth companies in Africa. AAIF has agreed, subject to completion of due diligence, documentation, Investment Committee and Board approval, to subscribe for 4 million common shares of First Quantum at an expected price of CDN$5.60 per share to raise approximately US$15 million. In addition, AAIF will provide a Standby Facility of US$10 million that the Company will have the right to draw for a period of 2 years from the closing date of the transaction. AAIF have the option of converting sums drawn pursuant to the Standby Facility into common shares in the Company or to contribute the funding as 4 year term subordinated debt. The Fund shall also be provided with

the option to purchase up to US$10 million, minus any portion of the Standby Facility drawn down as equity, of shares of the Company at a price of CDN$ 8.00 per share.

**Item 5. Full Description of Material Change**

See attached News Release dated March 20, 2003.

**Item 6. Reliance on Section 85(2) of the Act**

Not Applicable

**Item 7. Omitted Information**

Not Applicable

**Item 8. Senior Officers**

Michael D. Philpot, Executive Vice-President, Corporate Secretary
(604) 688-6577

**Item 9. Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 20th day of March, 2003.

(Signature)

Michael D. Philpot
(Name)

Executive Vice-President, Corporate Secretary
(Position)

Vancouver, British Columbia
(Place of Declaration)



# NEWS RELEASE

03-05

March 20, 2003

www.first-quantum.com

**First Quantum Signs Term Sheet for US$15 Million at CDN$5.60 Per Share With AIG African Infrastructure Fund LLC**

**First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM")** is pleased to announce the execution of a Term Sheet with the AIG African Infrastructure Fund LLC ("AAIF"), a leading private equity fund investing in high growth companies in Africa. AAIF has agreed, subject to completion of due diligence, documentation, Investment Committee and Board approval, to subscribe for 4 million common shares of First Quantum at an expected price of CDN$5.60 per share to raise approximately US$15 million. In addition, AAIF will provide a Standby Facility of US$10 million that the Company will have the right to draw for a period of 2 years from the closing date of the transaction. AAIF have the option of converting sums drawn pursuant to the Standby Facility into common shares in the Company or to contribute the funding as 4 year term subordinated debt. The Fund shall also be provided with the option to purchase up to US$10 million, minus any portion of the Standby Facility drawn down as equity, of shares of the Company at a price of CDN$ 8.00 per share. The proceeds of this private placement are available as working capital while the Standby Facility is to support the Company's Kansanshi Copper/Gold Project in Zambia. The Company anticipates the closing of the transaction to be within 45 days, subject to regulatory approval.

Philip Pascall, First Quantum's Chairman and CEO commented: "The support of this very prestigious fund is a major vote of confidence for First Quantum and its operations in Zambia and the Democratic Republic of Congo."

**On Behalf of the Board of Directors**
**of First Quantum Minerals Ltd.**
"G. Clive Newall"
**G. Clive Newall**

**12g3-2b-82-4461**
**Listed in Standard and Poor's**
**Sedar Profile #00006237**

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and subject to certain exceptions, neither such securities nor any rights thereto or interests therein may be offered for purchase or sale, sold or otherwise disposed of, directly or indirectly, within the United States of America or its territories or possessions or to or for the account or benefit of any "U.S. person" as that term is defined in Regulation S under the U.S. Securities Act. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America or its territories or possessions or to U.S. persons. See "Plan of Distribution".*

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of First Quantum Minerals Ltd. of Suite 450 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Telephone: (604) 688 - 6577. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of First Quantum Minerals Ltd. at the above-mentioned address and telephone number.*

**Short Form Prospectus**

<u>*New Issue*</u> April 9, 2003


FIRST QUANTUM
MINERALS LTD.



**$17,875,000**

**5,500,000 Common Shares**
**Issuable Upon Exercise of 5,500,000 Special Warrants**

This short form prospectus qualifies the distribution of 5,500,000 common shares (the "Common Shares") of First Quantum Minerals Ltd. ("First Quantum" or the "Company") to be issued upon the exercise or deemed exercise of an aggregate of 5,500,000 special warrants of the Company (the "Special Warrants") issued by the Company on December 19, 2002. The Special Warrants were sold at a price of $3.25 per Special Warrant, pursuant to an agency agreement dated December 19, 2002 (the "Agency Agreement") among the Company, RBC Dominion Securities Inc., Canaccord Capital Corporation and Haywood Securities Inc. (collectively, the "Agents"). The Special Warrants were issued pursuant to a special warrant indenture dated as of December 19, 2002 (the "Special Warrant Indenture"), between the Company and Computershare Trust Company of Canada (the "Trustee"), in its capacity as trustee on behalf of the holders of the Special Warrants.

Each Special Warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share (an "Underlying Share") at any time prior to 5:00 p.m. (Vancouver time) on the earlier of the following dates (the "Expiry Date"): (i) the sixth business day after the date (the "Qualification Date") a receipt for the final prospectus qualifying the distribution of the Underlying Shares is issued by the last of the securities regulatory authorities in each of the Provinces of British Columbia, Alberta, Ontario and Québec (the "Qualifying Jurisdictions"); and (ii) December 22, 2003. Any Special Warrants which have not been exercised prior to 5:00 p.m. (Vancouver time) on the

Expiry Date will be deemed to have been exercised, at such time, without any further action on the part of the holder.

If the Qualification Date has not occurred prior to 5:00 p.m. (Vancouver time) on April 18, 2003 (the "Qualification Deadline"), holders of Special Warrants will be entitled to receive, upon exercise or deemed exercise of each Special Warrant, 1.1 Common Shares in lieu of one Common Share, otherwise receivable, without payment of any additional consideration. See "Plan of Distribution".

The outstanding Common Shares of the Company are listed on the Toronto Stock Exchange (the "TSX") and on the Alternative Investment Market of the London Stock Exchange (the "AIM"). On November 20, 2002, the last trading day before the announcement of the Special Warrant private placement, the closing price of the common shares of the Company on the TSX and the AIM was $3.10 and £1.22, respectively. On April 8, 2003, the closing price of the Common Shares on the TSX and the AIM was $5.03 and £2.10, respectively. The TSX has approved the listing of the Underlying Shares.

| | **Price to the Public**(1) | **Agents' Commission** | **Proceeds to the Company**(2) |
|---|---|---|---|
| Per Special Warrant | $3.25 | $0.195 | $3.055 |
| Total | $17,875,000 | $1,072,500 | $16,802,500 |

Notes:
(1) The sale price of the Special Warrants was established by negotiation between the Company and the Agents.
(2) Before deducting the expenses associated with the distribution of the Special Warrants and this prospectus, which are estimated to be $250,000. Net proceeds to the Company after deducting such expenses will be approximately $16,552,500.

Definitive certificates for the Underlying Shares will be available for delivery upon the exercise or deemed exercise of the Special Warrants.

Certain legal matters relating to the securities to be distributed pursuant to this prospectus will be passed upon on behalf of the Company by McCullough O'Connor Irwin, and on behalf of the Agents by Fasken Martineau DuMoulin LLP.

Certain risk factors should be carefully reviewed and evaluated by investors. See "Risk Factors".

All references to "$" in this short form prospectus are to Canadian dollars unless otherwise specified.

## TABLE OF CONTENTS

## DOCUMENTS INCORPORATED BY REFERENCE

The following documents of First Quantum Minerals Ltd. ("First Quantum" or the "Company") filed with securities regulatory authorities in each of the Provinces of British Columbia, Alberta, Ontario and Québec (the "Jurisdictions"), are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the Company's revised renewal Annual Information Form dated March 26, 2003 for the year ended December 31, 2002 (the "AIF");

2. management's discussion and analysis of financial condition and results of operations of the Company for the 13 months ended December 31, 2002;

3. the audited comparative consolidated financial statements of the Company for the 13 months ended December 31, 2002;

4. notice pursuant to Part 4 of National Policy Statement 51, confirming the change in the Company's financial year end from November 30 to December 31;

5. material change report of the Company dated January 31, 2003, announcing the closing of the offering of 5,500,000 Special Warrants;

6. material change report of the Company dated February 18, 2003, announcing the results of the Definitive Feasibility Study for the Kansanshi Project;

7. material change report of the Company dated February 20, 2003, announcing resources for the Lonshi Project;

8. material change report of the Company dated March 14, 2003, announcing finalization of conditions precedent for a Euro 14 million term debt facility for Bwana Mkubwa Mining Limited;

9. material change report of the Company dated March 20, 2003 announcing the execution of a term sheet for an equity financing of US$15 million and a standby facility for US$10 million.

**Any document of the type referred to above and any material change report (excluding confidential material change reports) filed by the Company with a securities commission or similar regulatory authority in the Jurisdictions, after the date of this short form prospectus and prior to the termination of the distribution of the Underlying Shares, shall be deemed to be incorporated by reference into this short form prospectus.**

**Any statement contained in a document incorporated or deemed to be incorporated by reference into this short form prospectus shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this short form prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not**

**be deemed, except as so modified or superseded, to constitute part of this short form prospectus.**

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this short form prospectus, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of copper, cobalt, sulfuric acid or other metal production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates and are or may be based on assumptions and estimates related to future economic, market, political, social and other conditions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include among others, the factors described or referred to in the Company's AIF under "General Development of the Business - Risk Factors", and, in this short form prospectus, under "Risk Factors" and include any unanticipated or unusual events, which are beyond the Company's ability to control or predict. These forward-looking statements are made as of the date of this short form prospectus, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

## THE CORPORATION

First Quantum Minerals Ltd. was incorporated under the *Company Act* (British Columbia) on December 21, 1983 under the name of Xenium Resources Ltd. The Company changed its name to Xenium Resources Inc. on January 25, 1984, to Zeal Capital Ltd. on November 29, 1989 and to First Quantum Ventures Ltd. on June 16, 1994. On July 18, 1996, the Company changed its name to its current name, First Quantum Minerals Ltd., and continued its incorporation into the Yukon, pursuant to the provisions of the *Business Corporations Act* (Yukon). On June 7, 2002, First Quantum amalgamated with its wholly-owned subsidiary, First Quantum Minerals (Yukon) Ltd. pursuant to the provisions of the *Business Corporations Act* (Yukon).

The address of the head office of the Company is Suite 450 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. The Company also has representative offices located in Perth, Australia and Horsham, England, and a mine site office at the Bwana Mkubwa Copper Mine in Zambia. The registered office of the Company is located at 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7.

The following chart indicates the corporate structure of the Company and its material subsidiaries, the jurisdiction of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.



FIRST QUANTUM MINERALS LTD. (Yukon)
100%
International Quantum Resources Limited (Barbados)
Afro American Finance Corporation (Barbados)
Oryx Limited (Barbados)
Skyblue Enterprises Inc. (British Virgin Islands)
First Quantum Exploration Corp. (Delaware)
Tree Trunk Holdings Ltd. (British Virgin Islands)
100%
100%
100%
18.8%
100%
100%
Compagnie Miniera De Sakania (Congo)
FQM (Zambia) Limited (Zambia)
Sumtech (Private) Limited (Zimbabwe)
Cover Investments Ltd. (Ireland)
Carlisa Investments Corp. (British Virgin Islands)
First Quantum Exploration Zambia Branch
Black Bark Investments Ltd. (British Virgin Islands)
100%
100%
100%
100%
16.9%
100%
Lonshi Copper Mine DRC
Zambian Exploration Properties
Connemara Mine (Zimbabwe)
Bwana Mkubwa Mining Ltd. (Zambia)
Mopani Copper Mines PLC (Zambia)
Kansanshi Holdings Limited (Ireland)
100%
16.9%
80%
Bwana Mkubwa SX/EW Facility
Mufulira and Nkana Divisions
Kansanshi Mining PLC (Zambia)
80%
Kansanshi Copper Project

## SUMMARY DESCRIPTION OF THE BUSINESS

The Company's principal activities include mineral exploration, development and mining. The Company is focused on the copper sector in Zambia primarily, however it does not restrict its exposure to other geographic regions or commodities. The Company's operations in Zambia include the 100% owned Bwana Mkubwa solvent extraction electrowinning ("SX/EW") facility, the 80% owned Kansanshi Copper Project, the effective 16.9% owned Nkana underground copper mine and cobalt refinery and Mufulira underground copper mines, smelter and copper refinery, held through its 18.8% interest in Carlisa Investments Corp, a British Virgin Islands company. In addition, in the Democratic Republic of Congo (the "DRC"), through its indirect wholly-owned subsidiary Compagnie Miniera de Sakania, a DRC company, the Company operates the 100% owned open pit Lonshi Copper Mine which provides oxide copper ore for processing at the Bwana Mkubwa SX/EW facility.

Reference should be made to the AIF, incorporated by reference herein, for further details of the Company's business.

## DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 Common Shares without nominal or par value. As of the date hereof there are 43,649,624 Common Shares issued and outstanding, excluding the 5,500,000 Underlying Shares to be issued on the exercise or deemed exercise of the Special Warrants in accordance with the terms of the Special Warrant Indenture.

The holders of the Common Shares are entitled to one vote per share for matters voted on by shareholders, to receive dividends if, as and when declared by the directors of the Company and, subject to the rights of holders of any shares ranking in priority to or on a parity with the Common Shares, to participate rateably in any distribution of property or assets in the event of the liquidation, dissolution, or winding up of the Company. No pre-emptive, redemption, or conversion rights are attached to the Common Shares. There are no provisions attached to the Common Shares for purchase for cancellation, surrender or sinking or purchase funds.

## USE OF PROCEEDS

The Company will not receive any additional proceeds upon the exercise or deemed exercise of the Special Warrants. The gross proceeds received by the Company from the sale of the Special Warrants was $17,875,000, and the net proceeds, after payment of the Agents' commissions in the amount of $1,072,500 and expenses of the offering estimated to be $250,000, were $16,552,500. The net proceeds were used, and are expected to be used, for expenditures related to the Kansanshi Copper Project including the completion of the definitive feasibility study ($7,000,000), for working capital at the Bwana Mkubwa Facility ($5,000,000), for working capital at the Lonshi Copper Mine ($2,000,000), and for general corporate purposes ($2,552,500). See "Plan of Distribution".

## PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement dated December 19, 2002, the Company issued 5,500,000 Special Warrants on December 19, 2002 at a price of $3.25 per Special Warrant. The private placement was effected pursuant to prospectus exemptions under applicable securities legislation pursuant to the Agency Agreement. The prospectus is being filed in the Qualifying Jurisdictions (as defined below) to qualify the distribution of the Underlying Shares to be issued upon the exercise of the Special Warrants. The TSX has approved the listing of the Underlying Shares.

The Special Warrants were created and issued pursuant to the Special Warrant Indenture. Subject to adjustment in certain circumstances, each Special Warrant entitles the holder to acquire one Common Share at no additional cost at any time prior to 5:00 p.m. (Vancouver time) on the earlier of the following dates (the "Expiry Date"): (i) the sixth business day after the date (the "Qualification Date") a receipt for a final prospectus qualifying the issuance of the Underlying Shares is issued by the last of the securities regulatory authorities in the Provinces of British Columbia, Alberta, Ontario and Québec (the "Qualifying Jurisdictions"); and (ii) December 22, 2003. Any Special Warrant not exercised prior to 5:00 p.m. (Vancouver time) on the Expiry Date, will be deemed to have been exercised, at such time, without any further action on the part of the holder. No Special Warrants have been exercised. The offering price per Special Warrant and other terms of the Special Warrants were determined by negotiation between the Company and the Agents.

If the Qualification Date has not occurred prior to 5:00 p.m. (Vancouver time) on or before April 18, 2003, holders of Special Warrants will be entitled to receive, upon exercise or deemed exercise of the Special Warrants, 1.1 Common Shares in lieu of one Common Share otherwise receivable, without payment of any additional consideration.

The Underlying Shares to be distributed hereunder have not been and will not be registered under the *United States Securities Act of 1933,* as amended, (the "U.S. Securities Act") or the securities laws of any state of the United States of America, and subject to certain exceptions, neither the Underlying Shares nor any rights thereto or interests therein may be offered for purchase or sale, sold or otherwise disposed of, directly or indirectly, within the United States of America or its territories or possessions or to or for the account or benefit of any "U.S. person" as that term is defined in Regulation S under the U.S. Securities Act. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America or its territories or possessions or to U.S. persons.

## ELIGIBILITY FOR INVESTMENT

In the opinion of McCullough O'Connor Irwin, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Agents, provided the Common Shares continue to be listed on a prescribed stock exchange (which includes the Toronto Stock Exchange), the Underlying Shares will be "qualified investments" under the *Income Tax Act* (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively "deferred income plans") and registered education savings plans. Based in part on a certificate of the Company as to certain factual matters, the Underlying Shares do not, at the date hereof, constitute "foreign property" within the meaning of subsection 206(1) of the Tax Act for deferred income plans and other entities to whom Part XI of the Tax Act applies.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Vancouver, British Columbia.

The transfer agent and registrar for the Common Shares of the Company is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

## CHANGES IN SHARE AND LOAN CAPITAL

Since December 31, 2002, there has been no material change in the share and loan capital structure of the Company, on a consolidated basis.

## RISK FACTORS

An investment in securities involves certain risks. The following risk factors, as well as other information contained in this short form prospectus, in the AIF under the heading "General Development of the Business – Risk Factors", and other documents incorporated by reference herein, should be considered carefully by investors.

**Mining and Processing**

The Company's business operations are subject to risks and hazards inherent in the mining industry, including but not limited to unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment, accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Company's processing facilities are dependent on continuous mine feed to remain in operation. Insofar as the Company's mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Company. A significant reduction in mine feed or processing throughput at a particular mine could cause the unit cost of production to increase to the point where the Company could determine that some or all of the Company's reserves were uneconomic to exploit.

The Company periodically reviews mining schedules, production levels and asset lives in its life-of-mine planning for all of its operating and development properties. Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. This complex process continues for the life of every mine.

As a result of the foregoing risks, among other things, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, just as estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company's business, financial condition, results of operations and cash flows.

**Mine Development Risks**

The Company's ability to maintain, or increase, its annual production of copper will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined

and processed), precious and base metals price assumptions, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership burdens and other factors. The Company's development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and receipt of adequate financing. Although the Company's feasibility studies are completed with the Company's knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

**Copper Prices**

The profitability of the Company's current operations is directly related and sensitive to the market price of copper. Copper prices fluctuate widely and are affected by numerous factors beyond the Company's control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchasers, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors.

Although the Company from time to time maintains hedging positions to reduce the risk associated with copper price volatility, there is no assurance that the Company's hedging strategies will be successful. The Company has a minor hedge exposure at Bwana Mkubwa of 900 tonnes per month until May 2003 through the purchase of put options and the sale of call options.

**Ore Reserve and Resource Estimates**

The Company's reported mineral reserves and resources are only estimates. No assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

**Dependence on Limited Mining Properties**

The Company's operations at the Bwana Mkubwa mine and the Lonshi Copper Mine each account for a substantial portion of the Company's mineral production and revenue. Any adverse development affecting either mine could have a material adverse effect on the Company's financial performance and results of operations.

**No Assurance of Titles or Boundaries**

Title to the Company's properties may be challenged or impugned, and title insurance is generally not available. The Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

**Capital Requirements**

The Company will require significant capital in order to fund its operating costs, to service existing and future indebtedness and to carry out plans to develop the Kansanshi Project and to upgrade and expand existing mining facilities. Although the Company generates significant operating income, cash flows from operations will not be sufficient to fund all of its capital requirements. Furthermore, levels of cash flow are subject to a number of risks and uncertainties, including variations in metal prices, resource grades and production levels, many of which are beyond the control of the Company. The Company will require additional financing from external sources to meet its capital requirements. There can be no assurance that such financing will be available to the Company, or, if available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted. Any failure by the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

**Estimation of Asset Carrying Values**

The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company's portfolio of development projects, exploration projects and other assets. The recoverability of the Company's carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, copper, cobalt and sulphuric acid prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed copper prices, the Company may be required to take additional material write-downs of its operating and development properties.

**Exploration Risks**

Since mines have limited lives based on proven and probable ore reserves, the Company continually seeks to replace and expand its reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves. There can be no assurance that the Company's exploration efforts will result in the discovery of significant copper mineralization or that any mineralization discovered will result in an increase of the Company's proven or probable reserves. If proven or probable reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that the Company's exploration programs will result in the replacement of current production with new reserves or that the Company's development program will be able to extend the life of the Company's existing mines. In the event that new reserves are not developed, the Company will not be able to sustain any mine's current level of copper beyond the life of its existing reserve estimates.

**Mining Risks and Insurance**

The business of mining and mineral exploration is generally subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, contaminations, labour disputes,

unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the copper mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms.

**Governmental and Environmental Regulation**

The Company's mining operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company's mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of or continue to operate a mine.

As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company's operations, could result in substantial costs and liabilities in the future.

The Company is required to obtain governmental permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous Zambian or other foreign agencies. The duration and success of each permitting effort are contingent upon many variables not within the Company's control. In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company's business, operations and prospects.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company's results of operations and financial condition.

**Risk of International Operations**

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation.

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

**Health Risks**

HIV/AIDS, malaria and other diseases are perceived as a serious threat to maintaining a skilled workforce in the Zambian Copperbelt region. The per capita incidence of the HIV/AIDS virus in Zambia has been estimated as being one of the highest in the world. As such HIV/AIDS remains a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or lose workforce man-hours, which may have a material adverse effect on the Company's operations.

**Currency Risks**

The Company's revenue from operations will be received in United States dollars while a significant portion of its operating expenses will be incurred in Zambian Kwacha. Accordingly, foreign currency fluctuations may adversely affect the Company's financial position and operating results. The Company does not currently engage in foreign currency hedging activities for operational purposes.

**Effects of Inflation on Results of Operations**

A significant portion of the Company's operations are located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the US dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company's results of operations and financial condition.

**Key Personnel**

The Company is depending on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals.

**Share Price Volatility**

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities.

## LEGAL MATTERS

Certain legal matters relating to the Underlying Shares qualified pursuant to this short form prospectus will be reviewed on the Company's behalf by McCullough O'Connor Irwin and on behalf of the Agents by Fasken Martineau DuMoulin LLP. As at the date hereof, the partners and associates of McCullough O'Connor Irwin, Vancouver, British Columbia and Fasken Martineau DuMoulin LLP, Vancouver, British Columbia, as a group, beneficially own, directly or indirectly, less than 1% of the Company's outstanding Common Shares. R. Stuart Angus, a director of the Company, is a partner in the firm of Fasken Martineau DuMoulin LLP, counsel to the Agents in connection with the distribution of the Underlying Shares pursuant to this short form prospectus.

## PURCHASERS' RIGHTS

Securities legislation in certain of the provinces of Canada provides a purchaser with remedies for rescission or damages where a prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of the province where the purchaser is resident. This securities legislation also provides purchasers with a right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. If a holder of a Special Warrant, who acquires Underlying Shares upon the exercise of a Special Warrant as provided for in this short form prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this short form prospectus or any amendment hereto containing a misrepresentation, the holder will be entitled to rescission not only of the holder's exercise of its Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and will be entitled, in connection with such rescission, to a full refund of all consideration paid to the Company on the acquisition of the Special Warrant. If the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee will be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrant under section 131 of the *Securities Act* (British Columbia) and similar sections of other applicable securities legislation or otherwise at law. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## CERTIFICATE OF THE COMPANY

Dated: April 9, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Ontario and Québec. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) Philip K. R. Pascall
Chief Executive Officer

(signed) Martin R. Rowley
Chief Financial Officer

**On behalf of the Board of Directors:**

(signed) G. Clive Newall
Director

(signed) R. Stuart Angus
Director

## CERTIFICATE OF THE AGENTS

Dated: April 9, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Ontario and Québec. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

**RBC DOMINION SECURITIES INC.**

(signed) Ewan Mason

**CANACCORD CAPITAL CORPORATION**

(signed) Peter Marrone

**HAYWOOD SECURITIES INC.**

(signed) Fabio Banducci

## FIRST QUANTUM MINERALS LTD



## NOTICE OF ANNUAL AND SPECIAL MEETING

**NOTICE** is hereby given that the Annual General Meeting of the shareholders of **First Quantum Minerals Ltd.** (the "Company") will be held at **The Fairmont Waterfront Hotel, Malaspina Room, 900 Canada Place Way, Vancouver, British Columbia** on **Tuesday, May 20, 2003** at **1:30 p.m.** (Vancouver time) for the following purposes:

1. To receive and consider the Report of the directors.

2. To receive and consider the Financial Statements of the Company for the fiscal year ended **December 31, 2002** together with the Auditors' report thereon.

3. To appoint **PricewaterhouseCoopers LLP**, Chartered Accountants, as auditors for the Company to hold office until the next Annual General Meeting and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To determine the number of directors at six.

5. To elect directors.

6. To consider and, if deemed advisable, to pass a special resolution, with or without variation, authorizing and approving the continuance of the Company out of the Yukon and into the federal jurisdiction under the *Canada Business Corporations Act* (the "CBCA"), on the basis set forth in the Information Circular which accompanies this Notice.

7. To approve the issuance, pursuant to one or more private placements in the next 12 months, of up to 21,824,812 common shares, as is more particularly described in the Company's information circular which accompanies this Notice.

8. To approve an amendment to the Stock Option Plan of the Company, as more particularly described in the accompanying Information Circular.

9. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular, form of Proxy, Audited Financial Statements of the Company for the fiscal year ended **December 31, 2002** including the Auditor's Report thereon, Report to Shareholders, and Supplemental Mailing List Return Card.

Pursuant to Section 193 the *Business Corporations Act* (Yukon), the registered shareholders of the Company have the right to dissent in respect of the special resolution approving the continuance of the Company into the federal jurisdiction under the *Canada Business Corporations Act*. **A shareholder that consents to the special resolution approving the continuance will not be entitled to exercise dissent rights in respect of the resolution.** As a result of giving a notice of dissent, on receiving a notice of intention to act from the Company, a dissenting shareholder is entitled to require the Company to purchase all of his or her shares of the Company in respect of which the notice of dissent is given, and be paid the fair value of those shares as determined in accordance with Subsection 193(3) of the *Business Corporations Act* (Yukon). This right is described in the Information Circular. Beneficial owners of the Company's shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED HOLDER OF THE COMPANY'S SHARES IS ENTITLED TO DISSENT.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, or certification, if appropriate, under which it was signed or a notarially certified copy thereof with the Company's Transfer Agent, **Computershare Trust Company of Canada**, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting.

**DATED** at Vancouver, British Columbia, this 11th day of April, 2003.

**ON BEHALF OF THE BOARD OF DIRECTORS**
**OF FIRST QUANTUM MINERALS LTD.**

**Philip K.R. Pascall**
**Chief Executive Officer**

**FIRST QUANTUM MINERALS LTD.**
#450 - 800 West Pender Street
Vancouver, B.C.
V6C 2V6

# INFORMATION CIRCULAR

(Containing information as at April 11, 2003)

## I. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **First Quantum Minerals Ltd.** (the "Company") for use at the Annual and Special Meeting of shareholders of the Company (the "Meeting"), and any adjournment thereof, to be held on **Tuesday, May 20, 2003** at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

## II. APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chairman and Chief Executive Officer, President and Executive Vice-President, respectively, of the Company. **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy.** A proxy will not be valid unless the completed form of proxy is received by **Computershare Trust Company of Canada, 4th Floor - 510 Burrard Street, Vancouver, British Columbia V6C 3B9**, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, **3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7,** at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

## III. NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a "Non-Registered Holder") in respect of shares which are held either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and is to be completed, but not signed, by the Non-Registered Holder and deposited with Computershare; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

## IV. VOTING OF PROXIES

**Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. Such shares will be voted in favour of each matter for which no choice has been specified by the shareholder.**

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

## V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of **100,000,000** common shares without par value. Only the registered holders of Common shares are entitled to receive notice of or to attend and vote at any meetings of the shareholders of the Company. As at **April 7, 2003** there were **43,649,624** common shares without par value issued and outstanding.

Only shareholders of record at the close of business on **April 7, 2003** who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders, which is available for inspection during normal business hours at **Computershare Trust Company of Canada** and at the Meeting of Shareholders.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

## VI. ELECTION OF DIRECTORS

Management of the Company proposes to nominate the persons named in the following table for election as Directors of the Company. The term of each of the current directors of the Company will expire at the Meeting and each Director elected at the Meeting will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company or he becomes disqualified to act as a Director. The Company does not have an executive committee but does have an audit committee, compensation committee, corporate governance committee and risk management committee as indicated below.

The number of directors on the board of directors of the Company is currently set at six.

| Name & Present Position with the Company | Present Principal Occupation (5) | Commencement of Directorship | Securities Held (6) |
|---|---|---|---|
| **Philip K. R. Pascall**(2)<br>Australia<br>*Chairman, Chief Executive Officer, Director* | Chairman, Chief Executive Officer, Director | Since June, 1996 | 824,545 |
| **G. Clive Newall**<br>United Kingdom<br>*President, Director* | President, Director | Since May, 1996 | 538,800 |
| **Martin R. Rowley**(4)<br>Australia<br>*Chief Financial Officer, Director* | Chief Financial Officer, Director | Since March, 1997 | 307,776 |
| **R. Stuart Angus**(1)(2)(3)(4)<br>Canada<br>*Director* | Lawyer and Partner with Fasken Martineau DuMoulin; | Since December, 1997 | 30,000 |
| **Robert A. Watts**(1)(2)(3)(4)<br>Canada<br>*Director* | 1994 to Present – Self-employed financial and management consultant to the mining industry; July 1996 to present - Chief Financial Officer, First Point Minerals Corp. | Since September, 1999 | 5,000 |
| **Rupert Pennant-Rea**(1) (3)<br>United Kingdom<br>*Director* | Chairman of The Stationery Office Group Ltd. (a publisher and printer) | Since May, 2001 | 10,000 |

(1) Denotes member of audit committee.
(2) Denotes member of compensation committee.
(3) Denotes member of corporate governance committee.
(4) Denotes member of risk management committee.
(5) Includes occupations for preceding five years unless director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.
(6) The number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the date of this Information Circular.

## VII. CORPORATE GOVERNANCE

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. In the Toronto Stock Exchange's "Guidelines for Improved Corporate Governance" (the "Guidelines") corporate governance is defined as the process and structure used to direct and manage the business and affairs of the company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the Board of Directors and management.

The Board of Directors is of the view that the Company's general approach to corporate governance as set out in the summary form attached as Appendix "A", is consistent with the objectives reflected in the Guidelines.

## VIII. STATEMENT OF EXECUTIVE COMPENSATION

### A. Compensation to Named Executive Officers

The following table sets forth particulars concerning the compensation of the Named Executive Officers, as defined in Form 51-904F (British Columbia) for the Company's two financial years ended November 30, 2000, 2001 and the thirteen month period ended December 31, 2002:

**SUMMARY COMPENSATION TABLE**

| | | Annual Compensation | | | Long Term Compensation Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary (US$) | Bonus for the Year (US$) | Other Annual Compensation (US$) | Securities Under Options Granted (#) | Restricted Shares / Units Awarded | LTIP Payouts | All Other Compensation (US$) |
| PHILIP K. R. PASCALL<br>Chairman, Chief Executive Officer | 2002 | $240,833 | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| | 2001 | $140,000 | $Nil | $Nil | 180,000 | Nil | Nil | $Nil |
| | 2000 | $90,000 | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| G. CLIVE NEWALL<br>President | 2002 | $196,666 | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| | 2001 | $139,999 | $Nil | $Nil | 150,000 | Nil | Nil | $Nil |
| | 2000 | $120,000 | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| MARTIN R. ROWLEY<br>Chief Financial Officer | 2002 | $218,749 | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| | 2001 | $147,500 | $Nil | $Nil | 150,000 | Nil | Nil | $Nil |
| | 2000 | $120,000 | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| MICHAEL D. PHILPOT<br>Executive Vice President and Corporate Secretary | 2002 | $125,000 | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| | 2001 | $100,000 | $Nil | $Nil | 75,000 | Nil | Nil | $Nil |
| | 2000 | $90,000 | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| ALAN J. STEPHENS<br>Vice President, Exploration | 2002 | $105,833 | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| | 2001 | $92,500 | $Nil | $Nil | 60,000 | Nil | Nil | $Nil |
| | 2000 | $42,499 | $Nil | $Nil | 50,000 | Nil | Nil | $125,000 |

**B. Long-Term Incentive Plan**

The Company has in effect a Stock Option Plan (the "Plan") in order to provide incentives to directors, officers and senior management personnel of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company's shareholders. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. Options granted under the Plan typically have a five year term and vest over a three year term. Options are not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with the Company. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted. As at April 7, 2003 2,484,000 common shares were issuable pursuant to unexercised options granted to such date under the Plan and options to purchase a further 1,371,607 common shares remained grantable under the Plan. The Company is seeking shareholder approval to increase the maximum number of shares issuable under the plan to 6,547,444. See "Other Matters to be Acted Upon – Amendment of Stock Option Plan".

The Company has no other incentive plans, and no cash or non-cash compensation was paid or distributed to executive officers under any other incentive plan during the most recently completed financial year.

**C. Options and Stock Appreciation Rights ("SARs")**

No options were granted by the Company to the Named Executive Officers during 2002.

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year as well as the fiscal year-end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

AGGREGATED OPTION/SAR EXERCISES
DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND
FINANCIAL YEAR-END OPTION/SAR VALUES

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized (CDN$) [(1)] | Unexercised Options at December 31, 2002 (#) Exercisable/ Unexercisable | Value of Unexercised in-the Money Options at December 31, 2002 (CDN$) Exercisable/ Unexercisable [(2)] |
|---|---|---|---|---|
| Philip Pascall | 130,000 | $305,000 | 270,000/Nil | $252,900/Nil |
| G. Clive Newall | 100,000 | $190,000 | 240,00/Nil | $252,900/Nil |
| Martin Rowley | 130,000 | $305,000 | 270,000/Nil | $252,900/Nil |
| Michael D. Philpot | Nil | N/A | 235,000/Nil | $449,600/Nil |
| Alan J. Stephens | Nil | N/A | 110,000/Nil | $54,500/Nil |

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at December 31, 2002 exceeds the option price. The closing market price of the Company's shares as at December 31, 2002 was $3.66.

**D. Option and SAR Repricings**

The Company has not repriced downward any options or SARs held by any Named Executive Officer during the fiscal year ended December 31, 2002.

**E. Defined Benefit or Actuarial Plan Disclosure**

The Company does not provide retirement benefits for directors and executive officers.

**F. Directors' and Officers' Liability Insurance**

The Company maintains directors' and officer's liability insurance with a US$10,000,000 annual and per occurrence limit at an annual premium for the 12 months ended February 2003 of $36,500 and $44,000 for the 12 months ended February 2004. Generally, under this insurance, the Company would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Company. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is US$50,000.

**G. Termination of Employment, Change in Responsibilities and Management Contracts**

The Company has management agreements with the named executive officers. Each agreement provides that:

(a) the Company may terminate the executive's engagement for cause following five (5) days written notice,and all compensation and benefits shall cease accruing on the executive's termination date. In this instance "cause" is defined to mean any breach of the agreement, or inadequate performance of the executive officer's duties that is not cured within five days following written notice by the Company; unethical practices; intentional disloyalty; repeated insobriety on or off duty; or commission of a civil or criminal offence which may adversely affect the Company's reputation or interests.

(b) the Company may terminate the executive's agreement at any time without cause following six (6) months written notice, or payment of six months salary in lieu of such notice; provided, however, that the Company shall not be entitled to terminate the executive without cause or provide notice of termination without cause within one (1) year of a change in control of the Company. The executive shall not be obligated to mitigate any damages that may be suffered by reasons of the termination without cause by the Company.

(c) the executive may terminate his engagement for cause following five (5) days written notice to the Company. In this instance, "cause" is defined to mean any material breach of the agreement by the Company, which is not cured within 30 days following written notice by the executive; repeated bad faith attempts to induce the executive's resignation; or any change in control of the Company, but only if, following the change in control, the authority or duties of the executive are changed substantially. In such circumstances, any stock options held by the executive shall immediately vest in full and the Company shall continue to pay the executive's salary in accordance with its usual procedures, for a period of 30 months after such termination.

(d) the executive may terminate his engagement without cause only with one hundred twenty (120) days advance written notice to the Company. All compensation shall cease accruing upon the executive's termination date for any termination by the executive without cause.

**H. Composition of the Compensation Committee**

The Company's compensation committee consists of Philip K.R. Pascall, Chairman of the Company and Chief Executive Officer, and R. Stuart Angus, and Robert A. Watts, independent directors of the Company.

## I. Report on Executive Compensation

The Compensation Committee (the "Committee") is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as with respect to the Company's stock option and other employee benefit plans. The Board (exclusive of the officers of the Company who are also members of the Board) reviews such recommendations and is responsible for ultimately determining executive compensation. The Committee meets annually in respect of the setting of the compensation of the executive officers of the Company and otherwise as required with respect to matters involving the Company's stock option and other employee benefit plans.

Generally, compensation is provided by the Company to its executive officers, including its CEO, by way of salary or management fee, and granting of stock options. The overall objective adopted by the Committee is to ensure that executive compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. In the case of the executive officers who have management contracts with the Company, which includes the CEO, certain minimum base salary compensation is prescribed under those contracts, such compensation being initially established under those contracts having regard to the foregoing objectives. There are no specific factors utilized by the Committee in setting the various components of the overall compensation of the executive officers of the Company, including the CEO.

In terms of the setting of salaries, the Committee reviews and considers comparisons of executive compensation for other companies operating in the mining industry. However, the Committee views the growth and development of the Company over the preceding year and specific initiatives undertaken in the year that promote the growth and progress of the Company and the enhancement of shareholder value to be more relevant than comparisons with executive compensation in the mining industry generally. There are no specific performance targets or quantitative or qualitative measures applied by the Committee in assessing the appropriate levels of compensation; however, the Committee has particular regard for the recommendations of the CEO in respect of the compensation of the other executive officers of the Company.

The Committee is of the view that stock options are a particularly appropriate method of providing long-term incentives for senior executives of the Company given that benefits thereunder come only when shareholders at large also generally benefit, thereby aligning the interests of the executives and the shareholders in general. Achieving desirable shareholder return over a sustained period of time requires not only management's attention to the day-to-day operations of the Company but also to a number of financial and non-financial strategic elements and corporate initiatives that impact shareholder return in both the short-term and long-term. On an ongoing basis, the Committee believes that stock options promote a high correlation between the level of overall executive compensation and the return to shareholders through appreciation in share price.

## J. Compensation of Directors

Each director of the Company, other than directors who are also full-time employees of the Company, receives a fee of US$12,000 per year for serving as a director. Directors are further reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings. All Directors are also eligible to be granted stock options under the Company's Stock Option Plan.

During the most recently completed financial year, no stock options were granted to the directors of the Company pursuant to the Company's Stock Option Plan:

## K. Performance Graph

The following information and chart comprises the Company's five year share price performance for CDN $100 invested in the Company on November 28, 1997 with the performance of the TSX Composite Index and the TSX metals and minerals index over the same period.


Comparison of Five Year Total Common Shareholders' Return


140
120
100
80
Dollars
60
40
20
0
1997
1998
1999
2000
2001
2002
First Quantum
TSX Composite Index
TSX Metals & Minerals Index

| For the years | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|---|
| First Quantum | 100 | 20 | 78 | 104 | 99 | 123 |
| TSX Composite Index | 100 | 97 | 125 | 133 | 115 | 99 |
| TSX Metals & Minerals | 100 | 62 | 89 | 75 | 87 | 90 |

The year-end values of each investment shown are based on the closing share price plus dividends reinvested during the year.

## IX. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

## X. INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons had during the last completed financial year, any material interest, direct or indirect, in any transaction which materially affected the Company or in any proposed transaction which has or would materially affect the Company.

## XI. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company, at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a director, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

## XII. REMUNERATION AND APPOINTMENT OF AUDITORS

Management of the Company proposes to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for appointment as auditors of the Company to hold office until the next Annual General Meeting of the shareholders at remuneration to be fixed by the directors. PricewaterhouseCoopers LLP were first appointed auditors of the Company on April 16, 1997.

## XIII. MANAGEMENT CONTRACTS

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and directors of the Company.

## XIV. OTHER MATTERS TO BE ACTED UPON

### APPROVAL OF CONTINUANCE OF THE COMPANY

The shareholders of the Company will be asked to consider and, if thought fit, approve and adopt a special resolution authorizing the board of directors, in their sole discretion, to apply for the discontinuance of the Company from the Yukon under the *Business Corporations Act* (Yukon) and to continue the Company to Canada under the *Canada Business Corporations Act* (the "Continuance").

The Continuance will affect certain of the rights of shareholders as they currently exist under the *Business Corporations Act* (Yukon) (the "Yukon Act"). **Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.**

#### Reason for Continuance

For corporate and administrative reasons the directors of the Company are of the view that it would be appropriate to continue the Company as a federal corporation.

#### Procedure in the Yukon for the Continuance

In order for the Continuance to become effective:

1. The shareholders of the Company must authorize by special resolution the application by the Company (the "Continuance Application") to the Yukon Registrar of Corporations, requesting that the Company be continued from the Yukon as if it had been incorporated under the laws of Canada;

2. The Company must receive approval of the Continuance Application from the Director of Corporations for Canada;

3. The Toronto Stock Exchange must approve the Continuance;

4. The Yukon Registrar upon receipt of notice satisfactory to him that the Company has been continued under the laws of Canada and upon giving his approval will file the notice and issue a Certificate of Discontinuance;

5. The Company will not be continued as a body corporate under the laws of Canada unless those laws provide in effect that:

   (a) the property of the Company continues to be the property of the body corporate;

   (b) the body corporate continues to be liable for the obligations of the Company;

   (c) an existing cause of action, claim or liability to prosecution is unaffected;

   (d) a civil, criminal or administrative action or proceeding pending by or against the Company may be continued to be prosecuted by or against the body corporate; and

   (e) a conviction against or ruling, order or judgement in favour of or against the Company may be enforced by or against the body corporate.

The *Canada Business Corporations Act* (the "CBCA") permits companies incorporated outside of the federal jurisdiction to be continued into the federal jurisdiction. On Continuance, the Company will be subject to the CBCA and will cease to be governed by the Yukon Act. The registration of the Continuance does not create a new legal entity, nor does it prejudice or affect the continuity of the Company.

**Corporate Governance and Other Differences**

In general terms, the CBCA provides to the Company's shareholders substantively the same rights as are available to the Company's shareholders under the Yukon Act, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. The only significant difference between the Yukon Act and the CBCA is that the CBCA requires that 25% of the directors of the Company be resident in Canada whereas the Yukon Act has no residency requirements for directors.

Upon the continuance, the authorized capital of the Company will be changed from 100,000,000 common shares to an unlimited number of common shares.

**Proposed Continuance Resolution**

The Continuance must be approved by special resolution in order to become effective. To pass, a special resolution requires a majority of not less than two-thirds (2/3) of the votes cast by the shareholders present at the Meeting in person or by proxy.

Shareholders will be asked at the meeting to consider and, if thought fit, approve a special resolution (the "Continuance Resolution") transferring the Company's jurisdiction of incorporation from the Yukon to Canada, as follows:

RESOLVED AS A SPECIAL RESOLUTION THAT:

> "The continuance of the Company's jurisdiction from the Yukon under the *Business Corporations Act* (Yukon) to Canada under the *Canada Business Corporations Act* and any and all amendments to the Company's Articles and Bylaws as a result thereof be and are hereby approved.
>
> Upon the continuance, the authorized capital of the Company will be changed from 100,000,000 common shares to an unlimited number of common shares.
>
> The directors of the Company be and they are hereby authorized and directed to take all such acts and proceedings and to execute and deliver all such applications, authorizations, certificates, documents, filings, and instruments (along with amendments thereto), whether under seal of the Company or otherwise, as in their opinion may be necessary or desirable in connection with the foregoing.

The directors of the Company shall have sole and complete discretion to abandon the continuance of the Company's jurisdiction from the Yukon under the *Business Corporations Act* (Yukon) to Canada under the *Canada Business Corporations Act* and, notwithstanding shareholder approval of same, there shall be no obligation to proceed with the continuance."

**Rights of Dissent**

Pursuant to the Yukon Act, a shareholder has the right to dissent with respect to the Continuance Resolution. To exercise the right of dissent, a shareholder must give written notice of this dissent to the Company by giving notice to the Company's secretary at 450 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, Canada or at the Company's registered office on or before the date of the meeting.

A shareholder who complies with the dissenting shareholder provisions of the Yukon Act is entitled to be paid by the Company the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

A dissenting shareholder may only claim with respect to all of the shares of a class held by him or on behalf of any one (1) beneficial owner and registered in the name of the dissenting shareholder.

If the dissenting shareholder and the Company are unable to agree on the fair value of the shares, either party may apply to the Supreme Court to fix the fair value. The complete text of Section 193 of the Yukon Act is attached to this circular as Appendix "B".

**ADVANCE SHAREHOLDER APPROVAL FOR THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL**

The Company from time to time investigates opportunities to raise financing structured in the form of private placements.

Under the rules of the Toronto Stock Exchange the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it would be in the best interests of the Company to solicit private placement funds for working capital and Company property development and operations. the Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY 43,649,624 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE 12 MONTH PERIOD COMMENCING ON May 20, 2003 WOULD NOT EXCEED 21,824,812 SHARES IN THE AGGREGATE, OR 50% OF THE COMPANY'S ISSUED AND OUTSTANDING AS AT APRIL 7, 2003.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the Toronto Stock Exchange which currently require that the issue price per Common share must not be lower than the closing market price of the Common shares on the Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to the Toronto Stock Exchange" (the "Market Price"), less the applicable discount, as follows:

| Market Price | Maximum Discount |
|---|---|
| $0.50 or less | 25% |
| $0.51 to $2.00 | 20% |
| Above $2.00 | 15% |

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and /or making issuable such number of its Common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, the Company requests that its shareholders pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing May 20, 2003 of such number of securities that would result in the Company issuing or making issuable 21,824,812 common shares as is more particularly described in the Company's Information Circular dated April 11th, 2003, is hereby approved."

## AMENDMENT OF STOCK OPTION PLAN

The shareholders of the Company approved at the 1997 annual general meeting the Plan. The principal purpose of the Plan is to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by the directors and key employees of the Company and its affiliates who, in the judgement of the Board will be largely responsible for its future growth and success. It is generally recognized that share option plans play a role in attracting, retaining and encouraging directors and employees of exceptional ability due to the opportunity offered them to acquire a proprietary interest in the Company.

The Plan has now been amended, subject to shareholder and regulatory approvals, to increase the total cumulative number of shares issuable under the Plan since its formation from 5,027,107 (set in 2000) to 6,547,444, being 15% of the Company's present issued capital of 43,649,624.

The increase in the share limit under the Plan is subject to acceptance for filing by the Toronto Stock Exchange, including compliance with applicable Exchange policies. Accordingly, the Company will be requesting the shareholders, at the Meeting, to pass an ordinary resolution, substantially in the following form:

"RESOLVED that subject to the Toronto Stock Exchange acceptance, the Stock Option Plan, under which the Company may grant options to purchase common shares in the capital stock of the Company to Eligible Directors and Eligible Employees, be amended to permit an aggregate maximum of 6,547,444 common shares issuable under such Plan."

The amendment to the Plan must be approved by a majority of the votes cast at the shareholder's meeting other than votes attaching to securities beneficially owned by:

(i) insiders to whom shares may be issued pursuant to the share compensation arrangement; and
(ii) associates of persons referred to in (i).

To the best of management's knowledge, the number of votes attaching to securities that will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained for the purposes of a disinterested shareholder vote is 1,766,121.

## XIII. GENERAL

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

The contents and sending of this Circular have been approved by the Board.

**DATED** at Vancouver, British Columbia, this **11th** day of **April, 2003.**

**ON BEHALF OF THE BOARD OF DIRECTORS**

**Philip K.R. Pascall, Chief Executive Officer**

**CERTIFICATE**

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 11th day of April, 2003.

Philip K.R. Pascall,
Chairman and Chief Executive Officer

Martin R. Rowley,
Chief Financial Officer

## Appendix "A"

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

### Mandate of the Board of Directors

Pursuant to the *Business Corporations Act* (Yukon), the Board is required to manage, or supervise the management of, the affairs and business of the Company. The Board's principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company's business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

In discharging its duty of stewardship over the Company, the Board expressly undertakes the following specific duties and responsibilities: (i) approving, supervising and providing guidance on the Company's strategic planning process; (ii) identifying the principal risks of the Company's business and ensuring the implementation of appropriate risk management systems; (iii) ensuring that the Company has management of the highest calibre and maintaining adequate and effective succession plans for senior management; (iv) overseeing the integrity of the Company's internal control and management information systems; (v) overseeing the Company's communications policy with its shareholders and with the public generally; (vi) ensuring that the Company has complied with the environmental standards and regulations imposed by the governments in its relevant jurisdictions and (vii) providing for the independent functioning of the Board.

### Composition of the Board of directors and Relationship to Significant Shareholder

The Company currently has six Directors, three of whom, R. Stuart Angus, Robert A. Watts and Rupert Pennant-Rea qualify as unrelated directors who are independent of management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interests of the Company. Philip K.R. Pascall, G. Clive Newall, and Martin R. Rowley qualify as related directors due to their management positions with the Company.. The Board of Directors is of the view that six individuals will be appropriate and facilitate effective decision-making, however the appointment of an additional independent director is appropriate so that the Board of Directors will then be comprised of a majority of unrelated Directors.

The Company does not have a significant shareholder with the ability to vote a majority of the outstanding shares of the Company for the election of directors.

### Board Independence

The Chairman and Chief Executive Officer, the President, the Chief Financial Officer and the Executive Vice-President/Corporate Secretary of the Company are active and central members of management of the Company.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Company's management. The Audit Committee, the Compensation Committee, Corporate Governance Committee and the Risk Management Committee consist of a majority of directors who are unrelated to the Company's management.

The Board has not yet constituted a Nominating Committee for the purpose of proposing to the full Board new nominees for election as Directors, and for assessing Directors on an ongoing basis. Given the Company's current stage of development, the Board is presently of the view that it functions effectively as a committee of the whole in this regard. Nonetheless, it will continue to monitor its effectiveness on an on-going basis, with a view to fully implementing the TSE guideline at the appropriate time.

**Board Committees**

The Board has established four committees: the Audit Committee, the Compensation Committee, Corporate Governance Committee and the Risk Management Committee.

The Audit Committee is comprised of three directors, two of whom are unrelated directors. The Audit Committee is comprised of Robert A. Watts, R. Stuart Angus and Rupert Pennant-Rea. The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company's internal accounting controls and the resolution of issues identified by the Company's auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the external auditors of the Company, without the presence of any other members of management.

The Company's Compensation Committee consists of Philip K.R. Pascall, Chairman of the Company and Chief Executive Officer, and R. Stuart Angus and Robert A. Watts, independent directors of the Company. The Compensation Committee recommends the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company's stock option plan, and delivers an annual report to shareholders on executive compensation.

The Corporate Governance Committee is comprised of three directors, Robert A. Watts, R. Stuart Angus and Rupert Pennant-Rea. The Corporate Governance Committee recommends to the Board as to corporate procedures in order to address the issues of corporate governance within the organization, defines limits of management's responsibilities and identifies new directors for consideration by the Board of the Company.

The Risk Management Committee is comprised of three directors, Martin R. Rowley, Chief Financial Officer, R. Stuart Angus and Robert A. Watts. The Risk Management Committee is directly responsible for identifying, managing and reporting critical risk issues.

**DECISIONS REQUIRING PRIOR APPROVAL BY THE BOARD**

The Board has delegated the day-to-day management of the business and affairs of the Company to the Chairman and Chief Executive Officer, the President, the Chief Financial Officer and the Executive Vice-President, subject to compliance with capital plans approved from time to time by the Board. Prior approval by the Board is also required in many specific instances under the *Business Corporations Act* (Yukon), securities legislation and the by-laws, rules and policies of the TSE.

**Recruitment of New Directors and Assessment of Board**

The Corporate Governance Committee, which meets at least once a year, is required to identify, review the qualifications of and recommend to the Board possible nominees for the Board to be proposed in management's Information Circular for election or re-election at each annual general meeting of the Company and to identify, review the qualifications of and recommend to the Board possible candidates to fill vacancies on the Board between annual general meetings.

In the future, each new director will be welcomed by existing directors with an outline of the nature of the Company's business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company's directors. New directors will be required to meet with management of the Company to discuss and better understand the business of the Company and will be advised by counsel to the Company of their legal obligations as directors of the Company.

**Shareholder Feedback and Concerns**

The Company presently conducts an active shareholder relations program, under the direction of its Manager of Corporate Communications, Geoff Chater. The program involves meeting with a broad spectrum of investors, including briefing sessions for analysts and investment fund managers with respect to reported financial results and other announcements by the Company, as well as meetings with individual investors, members of the press and public. Shareholders are informed of developments in the Company by the issuance of timely press releases.

Management of the Company routinely make themselves available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholders concerns are brought to the attention of the management of the Company or the Board.

Under its written mandate, the Board is required to oversee the Company's communications policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to maintain a cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally.

**Expectations of Management**

The Board expects management of the Company to conduct the business of the Company in accordance with the Company's ongoing strategic plan and to meet or surpass the annual and long-term goals of the Company set by the Board in consultation with management. As part of its annual strategic planning process, the Board specifies its expectations of management both over the next financial year and in the context of the Company's long-term goals. The Board reviews management's progress in meeting these expectations at Board meetings normally held every quarter.

## Appendix "B"

### *BUSINESS CORPORATIONS ACT* (YUKON)

**Shareholder's right to dissent**

**193**.(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 186 or 189,

(d) be continued under the laws of another jurisdiction under section 191, or

(e) sell, lease or exchange all or substantially all its property under section 192.

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the Company the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the Company a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the Company, or

(b) by a shareholder if he has sent an objection to the Company under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the Company shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least ten days before the date on which the application is returnable, if the Company is the applicant, or

(b) within ten days after the Company is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the Company for the purchase of his shares by the Company, in the amount of the Company's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the Company and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the Company for the shares,

(d) the deposit of the share certificates with the Supreme Court or with the Company or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the Company and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the Company must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the Company and the dissenting shareholder as to the payment to be made by the Company for his shares, whether by the acceptance of the Company's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the Company and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the Company may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within ten days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the Company, to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

(20) A Company shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the Company is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities.